Exhibit 99.1

TABLE OF DEFINITIONS

ACSAL	ACSAL HOLDCO, LLC

AeroTurbine	AeroTurbine, Inc.

AerCap, We or the Company	AerCap Holdings N.V. and its subsidiaries

AerCap Trust	AerCap Global Aviation Trust

AerLift	AerLift Leasing Ltd.

AerLift Jet	AerLift Leasing Jet Ltd.

AIG	American International Group, Inc.

Airbus	Airbus S.A.S.

ALS II	Aircraft Lease Securitisation II Limited

AOCI	Accumulated other comprehensive income (loss)

Boeing	The Boeing Company

ECA	Export Credit Agency

ECAPS	Enhanced Capital Advantaged Preferred Securities

Embraer	Embraer S.A.

EOL	End of lease contract

Ex-Im	Export-Import Bank of the United States

FASB	Financial Accounting Standards Board

GECC	General Electric Capital Corporation

ILFC	International Lease Finance Corporation

LIBOR	London Interbank Offered Rates

MR	Maintenance reserved contract

Part-out	Disassembly of an aircraft for the sale of its parts

PB	Primary beneficiary

SEC	U.S. Securities and Exchange Commission

U.S. GAAP	Accounting Principles Generally Accepted in the United States of America

VIE	Variable interest entity

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2016 and December 31, 2015	4
Unaudited Condensed Consolidated Income Statements for the Three Months ended March 31, 2016 and 2015	5
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three Months ended March 31, 2016 and 2015	6
Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months ended March 31, 2016 and 2015	7
Notes to the Unaudited Condensed Consolidated Financial Statements	9

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

As of March 31, 2016 and December 31, 2015

	Note	March 31, 2016	December 31, 2015
		(U.S. dollar amounts in thousands, except share data)
Assets
Cash and cash equivalents		$2,929,232	$2,403,098
Restricted cash		398,222	419,447
Trade receivables		77,018	106,794
Flight equipment held for operating leases, net	5	31,987,882	32,219,494
Maintenance rights intangible and lease premium, net	6	2,854,320	3,139,045
Flight equipment held for sale		20,725	71,055
Net investment in finance and sales-type leases		634,813	469,198
Prepayments on flight equipment	22	3,304,803	3,300,426
Other intangibles, net	7	449,883	461,006
Deferred income tax assets	13	160,894	161,193
Other assets	8	899,918	998,743
Total Assets		$43,717,710	$43,749,499

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	10	$1,144,404	$1,239,199
Accrued maintenance liability	11	3,027,631	3,185,794
Lessee deposit liability		876,288	891,454
Debt	12	29,812,797	29,641,863
Deferred income tax liabilities	13	397,334	365,380
Commitments and contingencies	22
Total Liabilities		35,258,454	35,323,690

Ordinary share capital, €0.01 par value (350,000,000 ordinary shares authorized, 199,040,467 ordinary shares issued and 195,570,263 ordinary shares outstanding as of March 31, 2016 and 350,000,000 ordinary shares authorized, 203,411,207 ordinary shares issued and 200,342,204 ordinary shares outstanding as of December 31, 2015)	14, 19	2,408	2,457
Additional paid-in capital	14	4,862,988	5,026,993
Treasury shares, at cost (3,470,204 ordinary shares as of March 31, 2016 and 3,069,003 ordinary shares as of December 31, 2015)	14	(155,573)	(146,312)
Accumulated other comprehensive loss	14	(7,926)	(6,307)
Accumulated retained earnings	14	3,690,953	3,472,132
Total AerCap Holdings N.V. shareholders’ equity		8,392,850	8,348,963
Non-controlling interest	14	66,406	76,846
Total Equity		8,459,256	8,425,809
Total Liabilities and Equity		$43,717,710	$43,749,499

Supplemental balance sheet information - amounts related to consolidated variable interest entities:
Restricted cash		$166,560	$185,969
Flight equipment held for operating leases, net		3,319,270	3,094,295
Assets other than restricted cash and flight equipment held for operating leases, net		70,664	114,134

Accrued maintenance liability		$229,048	$232,704
Debt		1,686,184	1,548,877
Liabilities other than accrued maintenance liability and debt		117,239	114,994

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Income Statements

For the Three Months Ended March 31, 2016 and 2015

		Three Months Ended March 31,
	Note	2016	2015
		(U.S. dollar amounts in thousands, except share data)
Revenues and other income
Lease revenue		$1,289,666	$1,226,138
Net gain on sale of assets		19,033	33,701
Other income	16	9,319	29,376
Total Revenues and other income		1,318,018	1,289,215
Expenses
Depreciation and amortization	5, 7	466,611	452,229
Asset impairment	17	44,628	4,696
Interest expense	12	284,562	287,605
Leasing expenses		167,403	89,728
Transaction, integration and restructuring related expenses	4, 18	12,602	4,385
Selling, general and administrative expenses	15	87,028	95,080
Total Expenses		1,062,834	933,723
Income before income taxes and income of investments accounted for under the equity method		255,184	355,492
Provision for income taxes	13	(34,449)	(47,990)
Equity in net earnings of investments accounted for under the equity method		2,406	1,868
Net income		$223,141	$309,370
Net (income) loss attributable to non-controlling interest		(61)	2,125
Net income attributable to AerCap Holdings N.V.		$223,080	$311,495

Basic earnings per share	19	$1.14	$1.47
Diluted earnings per share	19	$1.13	$1.45

Weighted average shares outstanding - basic		196,022,650	212,119,050
Weighted average shares outstanding - diluted		197,743,117	214,823,708

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the Three Months Ended March 31, 2016 and 2015

	Three Months Ended March 31,
	2016	2015
	(U.S. dollar amounts in thousands)
Net income attributable to AerCap Holdings N.V.	$223,080	$311,495

Other comprehensive income (loss):
Net change in fair value of derivatives (Note 9), net of tax of $231 and $(24), respectively	(1,619)	169

Total other comprehensive (loss) income	(1,619)	169

Total comprehensive income attributable to AerCap Holdings N.V.	$221,461	$311,664

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2016 and 2015

	Three Months Ended March 31,
	2016	2015
	(U.S. dollar amounts in thousands)
Net income	$223,141	$309,370
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	466,611	452,229
Asset impairment	44,628	4,696
Amortization of debt issuance costs and debt discount	13,646	11,188
Amortization of lease premium intangibles	5,331	6,263
Amortization of fair value adjustments on debt	(95,128)	(122,455)
Accretion of fair value adjustments on deposits and maintenance liabilities	14,286	21,920
Maintenance rights write off (a)	229,904	57,751
Maintenance liability release to income	(157,491)	(6,255)
Net gain on sale of assets	(19,033)	(33,701)
Deferred income taxes	32,345	44,007
Restructuring related expenses	12,602	—
Other	37,826	32,900
Changes in operating assets and liabilities:
Trade receivables	30,984	9,792
Other assets	45,713	12,200
Accounts payable, accrued expenses and other liabilities	(46,592)	(39,290)
Net cash provided by operating activities	838,773	760,615
Purchase of flight equipment	(498,037)	(1,044,294)
Proceeds from sale or disposal of assets	341,952	112,829
Prepayments on flight equipment	(194,146)	(108,661)
Collections of finance and sales-type leases	14,175	15,694
Movement in restricted cash	21,225	383,403
Net cash used in investing activities	(314,831)	(641,029)
Issuance of debt	791,749	413,569
Repayment of debt	(533,078)	(431,612)
Debt issuance costs paid	(6,115)	(4,920)
Maintenance payments received	172,317	136,971
Maintenance payments returned	(147,119)	(126,484)
Security deposits received	38,201	44,738
Security deposits returned	(58,033)	(45,676)
Dividend paid to non-controlling interest holders	(10,501)	—
Repurchase of shares and tax withholdings on share-based compensation	(246,732)	—
Net cash provided by (used in) financing activities	689	(13,414)
Net increase in cash and cash equivalents	524,631	106,172
Effect of exchange rate changes	1,503	(2,523)
Cash and cash equivalents at beginning of period	2,403,098	1,490,369
Cash and cash equivalents at end of period	$2,929,232	$1,594,018

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$331,674	$383,457
Income taxes paid, net	18,690	6,951

(a) Maintenance rights write off consisted of the following:
EOL and MR contract maintenance rights expense	$108,794	$43,678
EOL contract maintenance rights write off due to cash receipt	42,520	11,115
MR contract maintenance rights write off due to maintenance liability release	78,590	2,958
Maintenance rights write off	$229,904	$57,751

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows (Continued)

For the Three Months Ended March 31, 2016 and 2015

Non-Cash Investing and Financing Activities

Three Months Ended March 31, 2016:

Flight equipment held for operating leases in the amount of $214.1 million was reclassified to net investment in finance and sales-type leases.

Flight equipment held for operating leases in the amount of $0.4 million was reclassified to inventory, which is included in other assets.

Net investment in finance and sales-type leases in the amount of $18.4 million was reclassified to flight equipment held for operating leases.

Three Months Ended March 31, 2015:

Flight equipment held for operating leases in the amount of $67.8 million was reclassified to net investment in finance and sales-type leases.

Flight equipment held for operating leases in the amount of $5.5 million was reclassified to inventory, which is included in other assets.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

1. General

The Company

We are an independent aircraft leasing company with total assets of $43.7 billion primarily consisting of 1,096 owned aircraft as of March 31, 2016. Our ordinary shares are listed on the New York Stock Exchange (AER). Pursuant to our recent migration from the Netherlands to Ireland, we moved our headquarters and executive officers from Amsterdam to Dublin, effective as of February 1, 2016. We continue to have offices in Amsterdam, Los Angeles, Shannon, Fort Lauderdale, Miami, Singapore, Shanghai and Abu Dhabi. We also have representative offices at the world’s largest aircraft manufacturers, Boeing in Seattle and Airbus in Toulouse.

The Condensed Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. is a public limited liability company (“naamloze vennootschap” or “N.V.”) incorporated in the Netherlands on July 10, 2006.

On May 14, 2014, we completed the purchase of 100 percent of ILFC’s common stock from AIG (the “ILFC Transaction”) for consideration consisting of $2.4 billion in cash and 97,560,976 newly issued AerCap ordinary shares.

On June 9, 2015, AIG sold 71,184,686 of its AerCap ordinary shares in a secondary public offering and AerCap completed the repurchase of 15,698,588 of its ordinary shares from AIG for consideration consisting of $500 million of junior subordinated notes due to AIG and $250 million of cash on hand (the “Share Repurchase”). On August 24, 2015, AIG sold 10,677,702 of its AerCap ordinary shares in a secondary public offering. Following this sale, AIG no longer owns any of our outstanding ordinary shares and no longer has any designees on our Board of Directors.

2.  Basis of presentation

General

Our Condensed Consolidated Financial Statements are presented in accordance with U.S. GAAP.

We consolidate all companies in which we have direct and indirect legal or effective control and all VIEs for which we are deemed the PB and have control under ASC 810. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of VIEs, when we cease to be the PB.

Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

Our Condensed Consolidated Financial Statements are stated in U.S. dollars, which is our functional currency.

Our interim financial statements have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, and reflect all normally recurring adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that our interim financial statements should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 23, 2016. The results of operations for the three months ended March 31, 2016 are not necessarily indicative of those for a full fiscal year.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Use of estimates

The preparation of Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For us, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, intangibles, investments, trade and notes receivables, deferred income tax assets and accruals and reserves. Management considers information available from professional appraisers, where possible, to support estimates, particularly with respect to flight equipment. Actual results may differ from our estimates under different conditions, sometimes materially.

Prior period comparative information

Our Condensed Consolidated Income Statement for the three months ended March 31, 2015 includes a reclassification, as compared to the quarterly report on Form 6-K for the first quarter ended March 31, 2015, filed with the SEC on May 20, 2015, of $3.0 million to reduce lease revenue and leasing expenses. Commencing in the second quarter of 2015, for MR contracts, the release of maintenance rights intangible and accrued maintenance liability at lease termination are presented on a net basis in our Condensed Consolidated Income Statement. Previously, these amounts were presented on a gross basis. There were no changes to our Condensed Consolidated Balance Sheet, net income or total equity as a result of this reclassification in the period.

The Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2015 includes a reclassification, as compared to the quarterly report on Form 6-K for the first quarter ended March 31, 2015, filed with the SEC on May 20, 2015, of $10.3 million to reduce investing cash flows related to the collection for finance and sales-type leases and increase net cash provided by operating activities for the interest income received associated with the collections for finance and sales-type leases. There were no changes to our Condensed Consolidated Balance Sheet, net income or total equity as a result of this reclassification in the period.

Reportable segments

We manage our business and analyze and report our results of operations on the basis of one business segment: leasing, financing, sales and management of commercial aircraft and engines.

3. Summary of significant accounting policies

Our significant accounting policies are described in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 23, 2016.

Recent accounting standards adopted during 2016:

Amendments to the consolidation analysis

In February 2015, the FASB issued an accounting standard that affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. Specifically, the amendments modify the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities; eliminate the presumption that a general partner should consolidate a limited partnership; affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; and provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

We adopted the standard on its required effective date of January 1, 2016 and it did not have any effect on our Condensed Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Presentation of debt issuance costs

In April 2015, the FASB issued an accounting standard that requires debt issuance costs related to a recognized debt liability to be presented on the balance sheet as a direct deduction from the debt liability. In August 2015, the FASB issued an accounting standard to clarify that entities are permitted to defer and present debt issuance costs related to line-of-credit arrangements as an asset, and subsequently amortize the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. Upon adoption, the standards should be applied retrospectively to all prior periods presented in the financial statements.

We adopted the standards on their required effective date of January 1, 2016. As a result, we have retrospectively reclassified $165.0 million of debt issuance costs from other assets to a direct reduction of the debt liability in our Condensed Consolidated Balance Sheet as of December 31, 2015. We continue to present debt issuance costs related to our line of credit arrangements within other assets. The adoption of this standard did not have any effect on our Condensed Consolidated Income Statements or Condensed Consolidated Statements of Cash Flows.

Future application of accounting standards:

Revenue from contracts with customers

In May 2014, the FASB issued an accounting standard that provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This guidance does not apply to lease contracts with customers. The standard will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract including (i) identifying the contract with the customer; (ii) identifying the separate performance obligations in the contract; (iii) determining the transaction price; (iv) allocating the transaction price to the separate performance obligations; and (v) recognizing revenue when each performance obligation is satisfied.

This standard was originally scheduled to be effective for the fiscal year beginning after December 15, 2016 and subsequent interim periods. In August 2015, the FASB issued an update to the standard which deferred the effective date to January 1, 2018. The standard may be applied either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of applying this standard recognized at the date of adoption. Early adoption is permitted but not before the originally scheduled effective date. We plan to adopt the standard on its required effective date of January 1, 2018. We are evaluating the effect the adoption of the standard will have on our Condensed Consolidated Financial Statements. This new standard does not impact the accounting of our lease revenue but may impact the accounting of our revenue other than lease revenue. While we are still performing our analysis, we do not expect the impact of this standard to be material to our Condensed Consolidated Financial Statements.

Inventory

In July 2015, the FASB issued an accounting standard that simplifies the subsequent measurement of all inventory except for inventory measured using the last-in, first-out or the retail inventory method. Inventory within the scope of this standard will be measured at the lower of cost and net realizable value instead of the lower of cost or market as required under existing guidance. Net realizable value is the estimated sale price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This standard also requires that substantial and unusual losses that result from the subsequent measurement of inventory be disclosed in the financial statements. The new standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. This standard should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. We plan to adopt the standard on its required effective date of January 1, 2017. We are evaluating the effect the adoption of the standard will have on our Condensed Consolidated Balance Sheets and Condensed Consolidated Income Statements.

Lease accounting

In February 2016, the FASB issued an accounting standard that requires lessees to recognize lease-related assets and liabilities on the balance sheet, other than leases that meet the definition of a short-term lease. In certain circumstances, the lessee is required to remeasure the lease payments. Qualitative and quantitative disclosures, including significant judgments

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

made by management, will be required to provide insight into the extent of revenue and expense recognized and expected to be recognized from existing contracts. Under the new standard, lessor accounting remains similar to the current model. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using the modified retrospective transition approach. We plan to adopt the standard on its required effective date of January 1, 2019. We are evaluating the effect the adoption of the standard will have on our Condensed Consolidated Financial Statements.

Stock compensation

In March 2016, the FASB issued an accounting standard that requires entities to record all tax effects related to share-based awards in the income statement when the awards vest or are settled. The accounting standard also requires excess tax benefits to be recorded when they arise, subject to normal valuation allowance considerations. Excess tax benefits are to be reported as operating activities on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption will be permitted in any interim or annual period, with any adjustments reflected as of the beginning of the fiscal year of adoption. We are evaluating the effect the adoption of the standard will have on our Condensed Consolidated Financial Statements.

4. ILFC Transaction

On May 14, 2014, we completed the ILFC Transaction. See Note 1—General.

AerCap reported transaction and integration expenses related to the ILFC Transaction as provided in the following table. These expenses are included in transaction, integration and restructuring related expenses in our Condensed Consolidated Income Statements.

	Three Months Ended March 31,
	2016	2015
Severance and other compensation expenses	$—	$4,385
	$—	$4,385

5.  Flight equipment held for operating leases, net

Movements in flight equipment held for operating leases during the three months ended March 31, 2016 and 2015 were as follows:

	Three Months Ended March 31,
	2016	2015
Net book value at beginning of period	$32,219,494	$31,984,668
Additions	726,316	1,281,866
Depreciation	(457,387)	(442,253)
Impairment	(44,628)	(4,696)
AeroTurbine restructuring (Note 18)	(6,205)	—
Disposals/Transfers to held for sale	(253,640)	(119,524)
Transfers to net investment in finance and sales-type leases/inventory	(214,468)	(73,301)
Transfers from net investment in finance and sales-type leases	18,400	—
Net book value at end of period	$31,987,882	$32,626,760
Accumulated depreciation as of March 31, 2016 and 2015, respectively	$(4,353,265)	$(2,753,951)

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

6. Maintenance rights intangible and lease premium, net

Maintenance rights intangible and lease premium consisted of the following as of March 31, 2016 and December 31, 2015:

	March 31, 2016	December 31, 2015
Maintenance rights intangible	$2,788,925	$3,068,318
Lease premium	65,395	70,727
	$2,854,320	$3,139,045

Movements in maintenance rights intangible during the three months ended March 31, 2016 and 2015 were as follows:

	Three Months Ended March 31,
	2016	2015
Maintenance rights intangible, net at beginning of period	$3,068,318	$3,812,259
EOL and MR contract maintenance rights expense	(108,794)	(43,678)
MR contract maintenance rights write off due to maintenance liability release	(78,590)	(2,958)
EOL contract maintenance rights write off due to cash receipt	(42,520)	(11,115)
EOL and MR contract intangible write off due to sale of aircraft	(49,489)	(42,716)
Maintenance rights intangible, net at end of period	$2,788,925	$3,711,792

The following tables present details of lease premium and related accumulated amortization as of March 31, 2016 and December 31, 2015:

	As of March 31, 2016
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$107,140	$(41,745)	$65,395

	As of December 31, 2015
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$107,140	$(36,413)	$70,727

Lease premiums that are fully amortized are removed from the gross carrying amount and accumulated amortization columns in the tables above.

During the three months ended March 31, 2016 and 2015, we recorded amortization expense for lease premium of $5.3 million and $6.1 million, respectively.

7. Other intangibles, net

Other intangibles consisted of the following as of March 31, 2016 and December 31, 2015:

	March 31, 2016	December 31, 2015
Goodwill	$58,094	$58,094
Customer relationships	320,176	325,471
Contractual vendor intangible assets	35,062	38,775
Tradename and other intangible assets	36,551	38,666
	$449,883	$461,006

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

The following tables present details of customer relationships and tradename and other intangible assets and related accumulated amortization as of March 31, 2016 and December 31, 2015:

	As of March 31, 2016
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(39,824)	$320,176
Tradename and other intangible assets	57,193	(20,642)	36,551
	$417,193	$(60,466)	$356,727

	As of December 31, 2015
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(34,529)	$325,471
Tradename and other intangible assets	56,465	(17,799)	38,666
	$416,465	$(52,328)	$364,137

During the three months ended March 31, 2016 and 2015, we recorded amortization expense for customer relationships and tradename and other intangible assets of $8.0 million and $8.5 million, respectively.

During the three months ended March 31, 2016, we utilized $3.7 million of contractual vendor intangible assets to reduce the cash outlay related to purchases of goods and services from our vendors.

8.  Other assets

Other assets consisted of the following as of March 31, 2016 and December 31, 2015:

	March 31, 2016		December 31, 2015
Inventory	$200,186		$260,269
Debt issuance costs (a)	43,629		45,524
Lease incentives	161,628		162,277
Other receivables	125,824		174,841
Investments	114,504		114,711
Notes receivables	122,215	(b)	116,197	(c)
Derivative assets (Note 9)	13,488		18,965
Other tangible fixed assets	20,975		20,845
Straight-line rents, prepaid expenses and other	97,469		85,114
	$899,918		$998,743

(a)             We retrospectively reclassified $165.0 million of debt issuance costs from other assets to a direct reduction of the debt liability as of December 31, 2015. We continue to present debt issuance costs related to our revolving credit facilities within other assets. See Note 3—Summary of significant accounting policies.

(b)             As of March 31, 2016, we did not have an allowance for credit losses on notes receivables and there was no activity recorded for credit losses during the three months ended March 31, 2016.

(c)              As of December 31, 2015, we did not have an allowance for credit losses on notes receivables. We recognized a $2.0 million provision in the second quarter of 2015, which was used in the third quarter of 2015, upon termination of the related leases.

9. Derivative assets and liabilities

We have entered into interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. These derivative financial instruments can include interest rate swaps, caps, floors, options and forward contracts.

As of March 31, 2016, we had interest rate caps and swaps outstanding, with underlying variable benchmark interest

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

rates ranging from one to three-month U.S. dollar LIBOR.

None of our derivatives that were outstanding as of March 31, 2016 were subject to master netting agreements, which would allow the netting of derivative assets and liabilities in the case of default under any one contract.

Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. As of March 31, 2016 and December 31, 2015, we had cash collateral of $5.7 million and $4.5 million, respectively, from various counterparties and the obligation to return such collateral was recorded in accounts payable, accrued expenses and other liabilities. The Company had not advanced any cash collateral to counterparties as of March 31, 2016 and December 31, 2015.

The counterparties to our interest rate derivatives are major international financial institutions. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. We could be exposed to potential losses due to the credit risk of non-performance by these counterparties. We have not experienced any material losses to date.

Our derivative assets are recorded in other assets and our derivative liabilities are recorded in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets. The following tables present notional amounts and fair values of derivatives outstanding as of March 31, 2016 and December 31, 2015:

	March 31, 2016		December 31, 2015
	Notional amount	Fair value	Notional amount	Fair value
Derivative assets not designated as hedges:
Interest rate caps	$2,368,910	$13,488	$2,194,210	$18,965
Total derivative assets		$13,488		$18,965

	March 31, 2016		December 31, 2015
	Notional amount	Fair value	Notional amount	Fair value
Derivative liabilities designated as cash flow hedges:
Interest rate swaps	$319,186	$1,871	$23,223	$21
Total derivative liabilities		$1,871		$21

We recorded the following in other comprehensive income (loss) related to derivative financial instruments for the three months ended March 31, 2016 and 2015:

	Three Months Ended March 31,
	2016	2015
Gain (Loss)
Effective portion of change in fair market value of derivatives designated as cash flow hedges:
Interest rate swaps	$(1,850)	$193
Income tax effect	231	(24)
Net changes in cash flow hedges, net of tax	$(1,619)	$169

The following table presents the effect of derivatives recorded in interest expense in our Condensed Consolidated Income Statements. We do not expect to reclassify amounts from AOCI to interest expense in our Condensed Consolidated Income Statements over the next 12 months.

	Three Months Ended March 31,
	2016	2015
Loss (Gain)
Derivatives not designated as hedges:
Interest rate caps, floors and swaps	$11,042	$7,566
Effect from derivatives	$11,042	$7,566

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

10.  Accounts payable, accrued expenses and other liabilities

Accounts payable, accrued expenses and other liabilities consisted of the following as of March 31, 2016 and December 31, 2015:

	March 31, 2016	December 31, 2015
Accounts payable and accrued expenses	$323,041	$417,892
Deferred revenue	452,805	463,167
Accrued interest	319,307	310,739
Guarantees (Note 22)	47,380	47,380
Derivative liabilities (Note 9)	1,871	21
	$1,144,404	$1,239,199

11. Accrued maintenance liability

Movements in Accrued maintenance liability during the three months ended March 31, 2016 and 2015 were as follows:

	Three Months Ended March 31,
	2016	2015
Accrued maintenance liability at beginning of period	$3,185,794	$3,194,365
Maintenance payments received	172,317	136,971
Maintenance payments returned	(147,119)	(126,484)
Release to income other than upon sale	(157,491)	(6,255)
Release to income upon sale	(39,014)	(1,506)
Lessor contribution and top ups	4,975	1,698
Interest accretion	8,169	14,431
Accrued maintenance liability at end of period	$3,027,631	$3,213,220

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

12.  Debt

As of March 31, 2016, the principal amount of our outstanding indebtedness totaled $29.2 billion, which excludes fair value adjustments of $0.8 billion and debt issuance costs of $0.2 billion. As of March 31, 2016, our undrawn lines of credit were approximately $6.2 billion, subject to certain conditions, including compliance with certain financial covenants. As of March 31, 2016, we remain in compliance with the respective financial covenants across our various debt obligations.

The following table provides a summary of our indebtedness as of March 31, 2016 and December 31, 2015:

	March 31, 2016						December 31, 2015
Debt Obligation	Collateral (Number of aircraft)	Commitment	Undrawn amounts	Outstanding	Weighted average interest rate (a)	Maturity	Outstanding
Unsecured
ILFC Legacy Notes		$9,220,000	$—	$9,220,000	6.57%	2016-2022	$9,220,000
AerCap Aviation Notes		300,000	—	300,000	6.38%	2017	300,000
AerCap Trust & AerCap Ireland Capital Limited Notes		5,399,864	—	5,399,864	4.30%	2017-2022	5,399,864
Asia revolving credit facility		575,000	575,000	—	—	2020	—
Citi revolving credit facility		3,000,000	3,000,000	—	—	2018	—
AIG revolving credit facility		500,000	500,000	—	—	2019	—
Other unsecured debt		21,245	—	21,245	10.67%	2016	27,959
Fair value adjustment		NA	NA	605,142	NA	NA	671,687
TOTAL UNSECURED		19,016,109	4,075,000	15,546,251			15,619,510
Secured
Export credit facilities	97	2,109,774	—	2,109,774	2.41%	2016-2027	2,292,686
Senior Secured Notes	150	2,550,000	—	2,550,000	6.94%	2016-2018	2,550,000
Institutional secured term loans	204	4,527,435	647,509	3,879,926	3.11%	2020-2024	3,269,822
ALS II debt	30	184,183	—	184,183	2.29%	2038	210,557
AerFunding revolving credit facility	29	2,160,000	1,202,285	957,715	2.69%	2019	1,058,294
AeroTurbine revolving credit agreement (b)		550,000	280,000	270,000	2.93%	2019	321,603
Other secured debt	107	2,763,003	—	2,763,003	3.48%	2016-2026	2,745,423
Fair value adjustment		NA	NA	148,047	NA	NA	174,903
TOTAL SECURED		14,844,395	2,129,794	12,862,648			12,623,288
Subordinated
ECAPS subordinated notes		1,000,000	—	1,000,000	4.34%	2065	1,000,000
Junior Subordinated Notes		500,000	—	500,000	6.50%	2045	500,000
Subordinated debt joint ventures partners		64,280	—	64,280	1.96%	2022	64,280
Fair value adjustment		NA	NA	(234)	NA	NA	(235)
TOTAL SUBORDINATED		1,564,280	—	1,564,046			1,564,045
Debt issuance costs		NA	NA	(160,148)	NA	NA	(164,980	)(c)
	617	$35,424,784	$6,204,794	$29,812,797			$29,641,863

(a)           The weighted average interest rate for our floating rate debt is calculated based on the U.S. dollar LIBOR rate as of the last interest payment date of the respective debt, and excludes the impact of related derivative financial instruments which we hold to hedge our exposure to floating interest rates as well as any amortization of debt issuance costs.

(b)          AeroTurbine’s assets serve as collateral for the AeroTurbine revolving credit agreement.

(c)           We retrospectively reclassified $165.0 million of debt issuance costs from other assets to a direct reduction of the debt liability as of December 31, 2015. See Note 3—Summary of significant accounting policies.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Additional details of the principal terms of our indebtedness can be found in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 23, 2016. There have been no material changes to our indebtedness since the filing of the report, except for scheduled repayments.

13. Income taxes

Our effective tax rate was 13.5% and 13.5% for the three months ended March 31, 2016 and 2015, respectively. Our effective tax rate for the full year 2015 was 13.9%. Our effective tax rate in any year is impacted by the source and amount of earnings among our different tax jurisdictions.

14. Equity

In February 2016, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $400 million of AerCap ordinary shares through June 30, 2016. Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of common shares to be purchased will be determined by the Company’s management and Board of Directors, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company’s cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.

During the three months ended March 31, 2016, we repurchased 5,414,880 of our ordinary shares at an average price, including commissions, of $36.49 per ordinary share.

In March 2016, our Board of Directors cancelled 4,370,740 ordinary shares which were acquired through the share repurchase program in accordance with the authorizations obtained from the Company’s shareholders.

Through May 9, 2016, we repurchased in total 8,086,460 of our ordinary shares at an average price, including commissions, of $37.50 per ordinary share.

Movements in equity during the three months ended March 31, 2016 and 2015 were as follows:

	Three Months Ended March 31, 2016
	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
Balance at beginning of period	$8,348,963	$76,846	$8,425,809
Dividends paid	—	(10,501)	(10,501)
Repurchase of shares	(197,585)	—	(197,585)
Share-based compensation	20,011	—	20,011
Total other comprehensive income	221,461	61	221,522
Balance at end of period	$8,392,850	$66,406	$8,459,256

	Three Months Ended March 31, 2015
	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
Balance at beginning of period	$7,863,777	$78,771	$7,942,548
Dividends paid	—	(90)	(90)
Share-based compensation	16,642	—	16,642
Total other comprehensive income (loss)	311,664	(2,125)	309,539
Balance at end of period	$8,192,083	$76,556	$8,268,639

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

15.  Selling, general and administrative expenses

Selling, general and administrative expenses consisted of the following for the three months ended March 31, 2016 and 2015:

	Three Months Ended March 31,
	2016	2015
Personnel expenses	$34,265	$42,987
Share-based compensation	25,664	24,839
Travel expenses	5,737	5,288
Professional services	10,777	9,258
Office expenses	5,054	7,644
Directors’ expenses	1,332	826
Other expenses	4,199	4,238
	$87,028	$95,080

16. Other income

Other income consisted of the following for the three months ended March 31, 2016 and 2015:

	Three Months Ended March 31,
	2016	2015
Management fees	$4,556	$5,443
Interest and other income	4,763	23,933
	$9,319	$29,376

17. Asset impairment

During the three months ended March 31, 2016, we recognized impairment charges of $44.6 million on 20 aircraft, primarily due to lease terminations and amendments of lease agreements. We retained maintenance related balances and recognized $62.1 million of basic lease rents and maintenance rents upon lease terminations and amendments. These impairments were recognized as their net book values were no longer supportable based on our latest cash flow estimates for each of these assets.

During the three months ended March 31, 2015, we recognized impairment charges of $4.7 million related to three older aircraft that we sold for parts. These impairments were recognized as the net book values were no longer supported based on our latest cash flow estimates for each of these assets.

18. AeroTurbine restructuring

During the fourth quarter of 2015, we made the decision to downsize the AeroTurbine business. After completion of the downsizing, AeroTurbine will only provide services to support AerCap’s aircraft leasing business, including aircraft maintenance, engine leasing and engine trading.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

We recorded the following impairment charges and severance and other expenses in transaction, integration and restructuring related expenses in our Condensed Consolidated Income Statement during the three months ended March 31, 2016.

Three Months Ended March 31,
2016
Leased engines impairment	$6,205
Severance and other expenses	6,397
$12,602

19. Earnings per ordinary share

Basic earnings per share (“EPS”) is calculated by dividing net income by the weighted average of our ordinary shares outstanding, which excludes 3,327,742 and 232,140 unvested restricted stock as of March 31, 2016 and 2015, respectively. For the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities, including awards under our equity compensation plans. The number of shares excluded from diluted shares outstanding was 164,911 and nil for the three months ended March 31, 2016 and 2015, respectively, because the effect of including these shares in the calculation would have been anti-dilutive.

The computations of basic and diluted EPS for the three months ended March 31, 2016 and 2015 were as follows:

	Three Months Ended March 31,
	2016	2015
Net income for the computation of basic EPS	$223,080	$311,495
Weighted average ordinary shares outstanding - basic	196,022,650	212,119,050
Basic EPS	$1.14	$1.47

	Three Months Ended March 31,
	2016	2015
Net income for the computation of diluted EPS	$223,080	$311,495
Weighted average ordinary shares outstanding - diluted	197,743,117	214,823,708
Diluted EPS	$1.13	$1.45

                The computations of outstanding shares for basic EPS as of March 31, 2016 and December 31, 2015 were as follows:

	March 31, 2016	December 31, 2015
	Number of ordinary shares
Ordinary shares issued	199,040,467	203,411,207
Treasury shares	(3,470,204)	(3,069,003)
Ordinary shares outstanding	195,570,263	200,342,204
Unvested restricted stock	(3,327,742)	(3,030,724)
Ordinary shares outstanding for basic EPS	192,242,521	197,311,480

20.  Variable interest entities

Our leasing and financing activities require us to use many forms of entities to achieve our business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all the VIE’s activities, or being the sole shareholder of the VIE.

During the three months ended March 31, 2016, we have not provided any financial support to any of our VIEs that we were not contractually obligated to provide.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Consolidated VIEs

As of March 31, 2016 and December 31, 2015, substantially all assets and liabilities presented in our Condensed Consolidated Balance Sheets were held in consolidated VIEs. The assets of our consolidated VIEs that can only be used to settle obligations of these entities, and the liabilities of these VIEs for which creditors do not have recourse to our general credit, are disclosed in our Condensed Consolidated Balance Sheets under Supplemental balance sheet information. Further details of debt held by our consolidated VIEs are disclosed in Note 12—Debt.

Wholly-owned ECA and Ex-Im financing vehicles

We have created certain wholly-owned subsidiaries for the purpose of purchasing aircraft and obtaining financing secured by such aircraft. The secured debt is guaranteed by the European ECAs and the Export-Import Bank of the United States. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities.

Other secured financings

We have created a number of wholly-owned subsidiaries for the purpose of obtaining secured financings. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities.

Wholly-owned leasing entities

We have created wholly-owned subsidiaries for the purpose of facilitating aircraft leases with airlines. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes, which serve as equity. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities.

Limited recourse financing structures

We have established entities to obtain secured financings for the purchase of aircraft in which we have variable interests. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. The loans of these entities are non-recourse to us except under limited circumstances. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, and we absorb the majority of the risks and rewards of these entities.

AerCap Partners I

AerCap Partners I Holding Limited (“AerCap Partners I”) is a 50%-50% joint venture owned by us and Deucalion Aviation Funds. We provide lease management, insurance management and aircraft asset management services to AerCap Partners I for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.

As of March 31, 2016, AerCap Partners I had a portfolio consisting of 11 Boeing 737NG aircraft. As of March 31, 2016, AerCap Partners I had $122.9 million outstanding under a senior debt facility, which is guaranteed by us, and $80.8 million of subordinated debt outstanding, consisting of $40.4 million from us and $40.4 million from our joint venture partner.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

AerCap Partners II

AerCap Partners II Holding Limited (“AerCap Partners II”) is a 50%-50% joint venture owned by us and Deucalion Aviation Funds. We provide lease management, insurance management and aircraft asset management services to AerCap Partners II for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.

As of March 31, 2016, AerCap Partners II had a portfolio consisting of three Airbus A320 aircraft. As of March 31, 2016, AerCap Partners II had $54.8 million outstanding under an ECA senior debt facility, which is guaranteed by us, and $16.8 million of subordinated debt outstanding, consisting of $8.4 million from us and $8.4 million from our joint venture partner.

AerCap Partners 767

AerCap Partners 767 Limited (“AerCap Partners 767”) is a 50%-50% joint venture owned by us and Deucalion Aviation Funds. We provide lease management, insurance management and aircraft asset management services to AerCap Partners 767 for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.

As of March 31, 2016, AerCap Partners 767 had a portfolio consisting of two Boeing 767-300ER aircraft. As of March 31, 2016, AerCap Partners 767 had $19.6 million outstanding under a senior debt facility, which is limited recourse to us, and $31.0 million of subordinated debt outstanding, consisting of $15.5 million from us and $15.5 million from our joint venture partner.

ALS II

We hold a 5% equity investment and 100% of the subordinated fixed rate deferrable interest asset backed notes (“ALS II Class E-1 Notes”) in ALS II. We provide lease management, insurance management and aircraft asset management services to ALS II for a fee. We have determined that we are the PB of the entity because we have control and we absorb the majority of the risks and rewards of the entity.

As of March 31, 2016, ALS II had a portfolio consisting of 30 Airbus A320 family aircraft. As of March 31, 2016, ALS II had $184.2 million of senior Class A notes outstanding and $341.6 million of ALS II Class E-1 Notes outstanding due to us.

AerFunding

We hold a 5% equity investment and 100% of the subordinated fixed rate deferrable interest asset backed notes (“AerFunding Class E-1 Notes”) in AerFunding. We provide lease management, insurance management and aircraft asset management services to AerFunding for a fee. We have determined that we are the PB of the entity because we have control and we absorb the majority of the risks and rewards of the entity.

As of March 31, 2016, AerFunding had a portfolio consisting of 14 Airbus A320 family aircraft, five Airbus A330 aircraft, eight Boeing 737NG aircraft and two Boeing 787 aircraft. As of March 31, 2016, AerFunding had $957.7 million outstanding under a secured revolving credit facility and $282.6 million of AerFunding Class E-1 Notes outstanding due to us.

AerLift Jet

AerLift Jet is a 50%-50% joint venture owned by us and a U.S.-based aircraft leasing company. We provide lease management, insurance management and aircraft asset management services to AerLift Jet for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

During the three months ended March 31, 2016, AerLift Jet sold its four aircraft and repaid all amounts previously outstanding under its secured bank loans.

Non-consolidated VIEs

The following table presents our maximum exposure to loss in VIEs for which we are not the PB as of March 31, 2016 and December 31, 2015:

	March 31, 2016	December 31, 2015
Carrying value of investments	$114,504	$114,711
Carrying value of the ALS Note Receivable	87,451	85,747
Debt guarantees	222,028	248,105
Maximum exposure to loss	$423,983	$448,563

The maximum exposure to loss represents the amount that would be absorbed by us in the event that all of our assets held in the VIEs, for which we are not the PB, had no value and outstanding debt guarantees were called upon in full.

AerDragon

AerDragon is a joint venture with 50% owned by China Aviation Supplies Holding Company and the other 50% owned equally by us, affiliates of Crédit Agricole Corporate and Investment Bank, and East Epoch Limited. This joint venture enhances our presence in the Chinese market and our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. We provide certain aircraft- and accounting-related services to AerDragon, and guarantee debt secured by certain aircraft which AerDragon purchased directly from us for a fee. As of March 31, 2016 and December 31, 2015, we guaranteed debt of $6.5 million and $7.5 million, respectively, for AerDragon. With the exception of the debt for which we act as a guarantor, the obligations of AerDragon are non-recourse to us.

As of March 31, 2016, AerDragon had 27 narrowbody and one widebody aircraft on lease to 11 airlines and had a further two aircraft on order.

We have determined that AerDragon is a VIE, in which we do not have control and therefore we are not the PB. We do have significant influence and, accordingly, we account for our investment in AerDragon under the equity method of accounting.

AerLift

AerLift is a joint venture in which we have a 39% interest. We provide asset and lease management, insurance management and cash management services to AerLift for a fee. As of March 31, 2016 and December 31, 2015, we guaranteed debt of $146.7 million and $168.9 million, respectively, for AerLift. Other than the debt for which we act as a guarantor, the debt obligations of AerLift are non-recourse to us.

As of March 31, 2016, AerLift owned five aircraft, one of which is subject to a sale agreement scheduled to be completed in the second quarter of 2016. We have determined that AerLift is a VIE in which we do not have control and therefore we are not the PB. We do have significant influence and, accordingly, we account for our investment in AerLift under the equity method of accounting.

ACSAL

In June 2013, we completed a transaction under which we sold eight Boeing 737-800 aircraft to ACSAL, an affiliate of Guggenheim, in exchange for cash, and we made a capital contribution to ACSAL in exchange for 19% of its equity. We provide aircraft asset and lease management services to ACSAL for a fee. As of March 31, 2016, ACSAL continued to own the eight aircraft.

We determined that ACSAL is a VIE in which we do not have control and therefore we are not the PB. We do have significant influence and, accordingly, we account for our investment in ACSAL under the equity method of accounting.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

AerCap Partners III

In 2010, we entered into a 50% joint venture, AerCap Partners III Holdings Limited (“AerCap Partners III”), which initially owned three Airbus A330 aircraft. On June 1, 2011, we sold our 50% interest in the three Airbus A330 aircraft but we continue to guarantee debt for AerCap Partners III for a fee. As of March 31, 2016 and December 31, 2015, we guaranteed $68.9 million and $71.7 million of debt for AerCap Partners III, respectively. Other than the debt for which we act as a guarantor, the obligations of AerCap Partners III are non-recourse to us. We have determined that AerCap Partners III is a VIE in which we do not have control and therefore we are not the PB.

ALS

In 2012, we completed the ALS Transaction. In addition, we obtained financing (the “ALS Coupon Liability”) in return for which we received a contingent asset (the “ALS Note Receivable”) with the substance of a structured note. Repayments of the ALS Coupon Liability are equal to an annual 8% coupon of the purchase price, paid until the earlier of December 2016 or the month in which the senior securities issued by ALS (the “G-Notes”), are fully repaid. The ALS Note Receivable will be received following the repayment of the G-Notes and is equal to a maximum of 20% of the portfolio cash flows on a pro rata basis up to a cap which will be equal to the total ALS Coupon Liability. As of March 31, 2016 and December 31, 2015, the ALS Note Receivable was $87.5 million and $85.7 million, respectively, and $21.2 million and $28.0 million, respectively, was outstanding under the ALS Coupon Liability. We have determined that ALS is a VIE in which we do not have control and therefore we are not the PB.

Other joint ventures

We had an economic interest in AerCo Limited (“AerCo”). AerCo was an aircraft securitization vehicle in which we held the most junior class of subordinated notes and certain notes immediately senior to those junior notes. On August 4, 2015, AerCo entered into a creditor’s winding up. On October 15, 2015, AerCo disclosed that no further payments of interest or principal would be made in respect of the classes of notes held by us. On February 16, 2016, AerCo was dissolved. Hence, we did not realize any value from the creditor’s winding up of AerCo. We provided a variety of management services to AerCo for which we received fees. AerCo was a VIE for which we determined that we did not have control and were not the PB and, accordingly, we did not consolidate the financial results of AerCo in our Condensed Consolidated Financial Statements. Historically, the investment in AerCo had been written down to zero.

Other variable interest entities

We have variable interests in other entities in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entity’s economic performance. Our variable interest in these entities consists of servicing fees that we receive for providing aircraft management services.

21.  Related party transactions

AIG

As a result of the ILFC Transaction, AIG held a significant ownership interest in AerCap. Following both secondary public offerings and the Share Repurchase, AIG no longer owns any of our outstanding ordinary shares. See Note 1—General. AIG and its subsidiaries were considered related parties between May 14, 2014, the closing date of the ILFC Transaction, and August 24, 2015, when AIG sold its remaining AerCap ordinary shares and when AIG’s remaining designee resigned from AerCap’s Board of Directors.

Debt

We have a senior unsecured revolving credit facility with AIG as lender and administrative agent. We paid fees of $1.9 million for the three months ended March 31, 2015.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Derivatives

We had interest rate swap agreements with AIG Markets, Inc., a wholly-owned subsidiary of AIG, that matured during 2015. The net effect in our Condensed Consolidated Income Statements for the three months ended March 31, 2015 from derivative contracts with AIG Markets, Inc. was nil, as the cash expense of $0.9 million was offset by a mark-to-market gain of $0.9 million.

Management fees

We received management fees of $1.8 million during the three months ended March 31, 2015 from the Castle Trusts, affiliates of AIG.

AerDragon

We provide certain aircraft- and accounting-related services to AerDragon, a joint venture accounted for under the equity method. We charged AerDragon a fee for these management services of $0.1 million and $0.1 million during the three months ended March 31, 2016 and 2015, respectively.

ACSAL

We provide aircraft asset and lease management services to ACSAL, an investment accounted for under the equity method, for which we received a fee of $0.1 million and $0.1 million during the three months ended March 31, 2016 and 2015, respectively.

AerLift

We provide a variety of management services to AerLift, a joint venture accounted for under the equity method, for which we received a fee of $0.8 million and $0.7 million during the three months ended March 31, 2016 and 2015, respectively. In addition, we received a dividend of $2.8 million from AerLift during the three months ended March 31, 2016.

AerCo

AerCo was an aircraft securitization vehicle in which we held the most junior class of subordinated notes and certain notes immediately senior to those junior notes. On February 16, 2016, AerCo was dissolved. During the three months ended March 31, 2015, we provided a variety of management services to AerCo for which we received fees of $0.3 million.

22.  Commitments and contingencies

Aircraft on order

As of March 31, 2016, we had commitments to purchase 441 new aircraft scheduled for delivery through 2022. The majority of these commitments are based upon purchase agreements with Boeing, Airbus and Embraer. These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Movements in prepayments on flight equipment and capitalized interest during the three months ended March 31, 2016 and 2015 were as follows:

	Three Months Ended March 31,
	2016	2015
Prepayments on flight equipment and capitalized interest at beginning of period	$3,300,426	$3,486,514
Prepayments made during the period	167,367	131,607
Interest capitalized during the period	25,859	5,395	(a)
Prepayments and capitalized interest applied to the purchase of flight equipment	(188,849)	(255,325)
Prepayments on flight equipment and capitalized interest at end of period	$3,304,803	$3,368,191

(a)         Includes an out of period adjustment of $16.9 million recorded during the three months ended March 31, 2015.

Additional details of our commitments and contingencies can be found in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 23, 2016.

Asset value guarantees

As part of the ILFC Transaction, we assumed the potential obligations under contracts that guarantee a portion of the residual value of aircraft owned by third parties. These guarantees expire at various dates through 2023 and generally obligate us to pay the shortfall between the fair market value and the guaranteed value of the aircraft and, in certain cases, provide us with an option to purchase the aircraft for the guaranteed value. As of March 31, 2016, eight guarantee contracts were outstanding.

We regularly review the underlying values of the aircraft collateral to determine our exposure under asset value guarantees. We did not record any asset value guarantee loss provisions during the three months ended March 31, 2016 or March 31, 2015.

As of March 31, 2016 and December 31, 2015, the carrying value of the asset value guarantee liability was $37.5 million, and was included in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets. As of March 31, 2016, the maximum aggregate potential commitment that we were obligated to pay under these guarantees, including those exercised, and without any offset for the projected value of the aircraft or other contractual features that may limit our exposure, was approximately $168.4 million.

Other guarantees

In September 2015, we entered into an agreement to guarantee the future re-lease or extension rental rates and other costs of four aircraft sold, up to agreed maximum amounts for each aircraft. These guarantees expire when qualifying re-lease or extension agreements are signed but no later than 2018. We are obligated to perform under these guarantees if the contracted net re-lease or extension rates do not equal or exceed the specified amounts in the guarantees. As of March 31, 2016 and December 31, 2015, the guarantee carrying value was $9.9 million, and was included in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets. As of March 31, 2016, the maximum undiscounted aggregate future guarantee payments that we could be obligated to make under these guarantees, without offset for the projected net future re-lease or extension rates, were approximately $22.4 million.

Legal proceedings

General

In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operations of our business. The Company regularly reviews the possible outcome of such legal actions, and accrues for such legal actions at the time a loss is probable and the amount of the loss can be estimated. In addition, the Company also reviews indemnities and insurance coverage, where applicable. Based on information currently available, we believe the potential outcome of those cases where we are able to estimate reasonably possible losses, and our estimate of the reasonably possible losses exceeding amounts already recognized, on an aggregated basis, is immaterial to our Condensed Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

VASP litigation

We leased 13 aircraft and three spare engines to Viação Aerea de São Paulo (“VASP”), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our equipment. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines in 1992. VASP appealed this decision. In 1996, the Appellate Court of the State of São Paulo (“TJSP”) ruled in favor of VASP on its appeal. We were instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The Appellate Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 we have defended this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Tribunal of Justice (the “STJ”) dismissed our then-pending appeal and on April 5, 2006, a special panel of the STJ confirmed this decision. On May 15, 2006 we filed an extraordinary appeal with the Federal Supreme Court. In September 2009 the Federal Supreme Court requested an opinion on our appeal from the office of the Attorney General. This opinion was provided in October 2009. The Attorney General recommended that AerCap’s extraordinary appeal be accepted for trial and that the case be subject to a new judgment before the STJ. The Federal Supreme Court is not bound by the opinion of the Attorney General. While we have been advised that it would be normal practice to take such an opinion into consideration, there are no assurances that the Federal Supreme Court will rule in accordance with the Attorney General opinion or, if it did, what the outcome of the judgment of the STJ would be.

On February 23, 2006, VASP commenced a procedure to calculate its alleged damages and since then we, VASP and the court appointed experts to assist the court in calculating damages. Our appointed expert has concluded that no damages were incurred. The VASP-appointed expert has concluded that substantial damages were incurred, and has claimed that such damages should reflect monetary adjustments and default interest for the passage of time. The court-appointed expert has also concluded that no damages were incurred. The public prosecutor had filed an opinion that supports the view of the VASP-appointed expert. In response to that opinion, the court-appointed expert reaffirmed his conclusion. A subsequently-appointed public prosecutor has since filed a new opinion that is less supportive of the VASP-appointed expert’s opinion. The procedure is ongoing. We believe, and we have been advised, that it is not probable that VASP will be able to recover damages from us even if VASP prevails on the issue of liability. The outcome of the legal process is, however, uncertain, and the court is conducting its own analysis and will reach its own conclusion. The amount of damages, if any, payable to VASP cannot reasonably be estimated at this time. We continue to actively pursue all courses of action that may reasonably be available to us and intend to defend our position vigorously.

In July 2006, we brought a claim for damages against VASP in the English courts, seeking damages incurred by AerCap as a result of VASP’s default under seven leases that were governed by English law. VASP filed applications challenging the jurisdiction of the English court, and sought to adjourn the jurisdictional challenge pending the sale of some of its assets in Brazil. We opposed this application and by an order dated March 6, 2008, the English court dismissed VASP’s applications.

In September 2008, the bankruptcy court in Brazil ordered the bankruptcy of VASP. VASP appealed this decision. In December 2008, we filed with the English court an application for default judgment, seeking damages plus accrued interest pursuant to seven lease agreements. On March 16, 2009, we obtained a default judgment in which we were awarded approximately $40.0 million in damages plus accrued interest. We subsequently applied to the STJ for an order ratifying the English judgment, so that it might be asserted in the VASP bankruptcy. The STJ granted AerCap’s application and entered an order ratifying the English judgment. Although VASP appealed that order, it is fully effective pending a resolution of VASP’s appeal of the order ratifying the English judgment.

On November 6, 2012, the STJ ruled in favor of VASP on its appeal from the order placing it in bankruptcy. Acting alone, the reporting justice of the appellate panel ordered the bankruptcy revoked and the matter converted to a judicial reorganization. Several creditors of VASP appealed that ruling to the full panel of the STJ. On December 17, 2012, the Special Court of the STJ reversed the ruling of the reporting justice and upheld the order placing VASP in bankruptcy. The decision was published on February 1, 2013. On February 25, 2013, the lapse of time for appeal (res judicata) was certified.

In addition to our claim in the English courts, AerCap has also brought actions against VASP in the Irish courts to recover damages incurred as a result of VASP’s default under nine leases governed by Irish law. The Irish courts granted an order for service of process, and although VASP opposed service in Brazil, the STJ ruled that service of process had been properly completed. After some additional delay due to procedural issues related to VASP’s bankruptcy, the Irish action went forward. Upon VASP’s failure to appear, the High Court entered default judgment in favor of AerCap, finding VASP liable for breach of its obligations under the leases. On October 24, 2014, the High Court entered judgment in favour of AerCap, awarding us damages in the amount of approximately $36.9 million. We are presently seeking to have the Irish judgment ratified by the STJ in Brazil, so that it might be asserted in the VASP bankruptcy.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Transbrasil litigation

In the early 1990s, two AerCap-related companies (the “AerCap Lessors”) leased an aircraft and two engines to Transbrasil S/A Linhas Areas (“Transbrasil”), a now-defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with AerCap, along with other leases it had entered into with GECC and certain of its affiliates (collectively with GECC, the “GE Lessors”). GECAS was the servicer for all these leases at the time. Subsequently, Transbrasil issued promissory notes (the “Notes”) to the AerCap lessors and GE Lessors (collectively the “Lessors”) in connection with restructurings of the leases. Transbrasil defaulted on the Notes and GECC brought an enforcement action on behalf of the Lessors in 2001. Concurrently, GECC filed an action for the involuntary bankruptcy of Transbrasil.

Transbrasil brought a lawsuit against the Lessors in February 2001 (the “Transbrasil Lawsuit”), claiming that the Notes had in fact been paid at the time GECC brought the enforcement action. In 2007, the trial judge ruled in favor of Transbrasil. That decision was appealed. In April 2010, the appellate court published a judgment (the “2010 Judgment”) rejecting the Lessors’ appeal, ordering them to pay Transbrasil statutory penalties equal to double the face amount of the Notes (plus interest and monetary adjustments) as well as damages for any losses incurred as a result of the attempts to collect on the Notes. The 2010 Judgment provided that the amount of such losses would be calculated in separate proceedings in the trial court (the “Indemnity Claim”). In June 2010, the AerCap Lessors and GE Lessors separately filed special appeals before the STJ in Brazil. These special appeals were subsequently admitted for hearing.

In July 2011, Transbrasil brought three actions for provisional enforcement of the 2010 Judgment (the “Provisional Enforcement Actions”): one to enforce the award of statutory penalties; a second to recover attorneys’ fees related to that award, and a third to enforce the Indemnity Claim. Transbrasil submitted its alleged calculation of statutory penalties, which, according to Transbrasil, amounted to approximately $210 million in the aggregate against all defendants, including interest and monetary adjustments. AerCap and its co-defendants opposed provisional enforcement of the 2010 judgment, arguing, among other things, that Transbrasil’s calculations were greatly exaggerated.

Transbrasil also initiated proceedings to determine the amount of its alleged Indemnity Claim. The court appointed an expert to determine the measure of damages and the defendants appointed an assistant expert. We believe we have strong arguments to convince the expert and the court that Transbrasil suffered no damage as a result of the defendants’ attempts to collect on the Notes.

In February 2012, AerCap brought a civil complaint against GECAS and GECC in the State of New York (the “New York Action”), alleging, among other things, that GECAS and GECC had violated certain duties to AerCap in connection with their attempts to enforce the Notes and their defense of Transbrasil’s lawsuit. In November 2012, AerCap, GECAS, and the GE Lessors entered into a settlement agreement resolving all of the claims raised in the New York Action. The terms of the settlement agreement are confidential.

In October 2013, the STJ granted the special appeals filed by GECAS and its related parties, effectively reversing the 2010 Judgment in most respects as to all of the Lessors.

In February 2014, Transbrasil appealed the STJ’s ruling of October 2013 to another panel of the STJ.

In light of the STJ’s ruling of October 2013, the trial court has ordered the dismissal of two of Transbrasil’s Provisional Enforcement Actions — those seeking statutory penalties and attorneys’ fees. The TJSP has since affirmed the dismissals of those actions. Transbrasil’s Provisional Enforcement Action with respect to the Indemnity Claim remains pending; however, the action has currently been stayed pending a final decision in the Transbrasil Lawsuit.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Yemen Airways-Yemenia litigation

ILFC is named in a lawsuit in connection with the 2009 crash of an Airbus A310-300 aircraft owned by ILFC and on lease to Yemen Airways-Yemenia, a Yemeni carrier (“Hassanati Action”). The Hassanati plaintiffs are families of deceased occupants of the flight and seek unspecified damages for wrongful death, costs, and fees. The Hassanati Action commenced in January 2011 and is pending in the United States District Court for the Central District of California. On February 18, 2014, the district court granted summary judgment in ILFC’s favor and dismissed all of the Hassanati plaintiffs’ remaining claims. The Hassanati plaintiffs appealed. On March 22, 2016, the appellate court rejected the appeal. On April 22, 2016, the Hassanati plaintiffs refiled their action at the trial court. On August 29, 2014, a new group of plaintiffs filed a lawsuit against ILFC in the United States District Court for the Central District of California (the “Abdallah Action”). The Abdallah Action claims unspecified damages from ILFC on the same theory as does the Hassanati Action. We believe that ILFC has substantial defenses on the merits and is adequately covered by available liability insurance in respect of both the Hassanati Action and the Abdallah Action.

23.  Fair value measurements

The Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are primarily based on management’s own estimates and are calculated based upon the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.

The degree of judgment used in measuring the fair value of a financial and non-financial asset or liability generally correlates with the level of pricing observability. We classify our fair value measurements based on the observability and significance of the inputs used in making the measurement, as provided below:

Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Level 3 — Unobservable inputs from our own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include our own data.

Fair value measurements are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

Assets and liabilities measured at fair value on a recurring basis

As of March 31, 2016 and December 31, 2015, our derivative portfolio consisted of interest rate swaps and caps. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2.

The following table presents our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of March 31, 2016 and December 31, 2015:

	March 31, 2016
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$13,488	$—	$13,488	$—

Liabilities
Derivative liabilities	1,871	—	1,871	—

	December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$18,965	$—	$18,965	$—

Liabilities
Derivative liabilities	21	—	21	—

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Assets and liabilities measured at fair value on a non-recurring basis

We measure the fair value of our flight equipment and certain definite-lived intangible assets on a non-recurring basis, when U.S. GAAP requires the application of fair value, including when events or changes in circumstances indicate that the aircraft carrying amounts may not be recoverable. Additional details of recoverability assessments performed on our flight equipment and certain definite-lived intangible assets are described in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 23, 2016.

Management develops and adjusts the assumptions used in the fair value measurements. Therefore, the fair value measurements of flight equipment and definite-lived intangible assets are classified as Level 3 valuations.

Flight equipment

Inputs to non-recurring fair value measurements categorized as level 3

We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. Key inputs to the estimated future cash flows for flight equipment include current contractual lease cash flows, projected future non-contractual lease or sale cash flows, extended to the end of the aircraft’s estimated holding period in its highest and best use, and a contractual or estimated disposition value.

The current contractual lease cash flows are based on the in-force lease rates. The projected future non-contractual lease cash flows are estimated based on the aircraft type, age, and the airframe and engine configuration of the aircraft. The projected non-contractual lease cash flows are applied to follow-on lease terms, which are estimated based on the age of the aircraft at the time of re-lease and are assumed through the estimated holding period of the aircraft. The estimated holding period is the period over which future cash flows are assumed to be generated. Shorter holding periods can result when a potential sale or future part-out of an individual aircraft has been contracted for, or is likely. In instances of a potential sale or part-out, the holding period is based on the estimated or actual sale or part-out date. The disposition value is generally estimated based on aircraft type. In situations where the aircraft will be disposed of, the residual value assumed is based on an estimated part-out value or the contracted sale price.

The estimated future cash flows, as described above, are then discounted to present value. The discount rate used is based on the aircraft type and incorporates assumptions market participants would use regarding the market attractiveness of the aircraft type, the likely debt and equity financing components, and the required returns of those financing components.

For flight equipment held for operating leases that we measured at fair value on a non-recurring basis during the three months ended March 31, 2016, the following table presents the fair value of such flight equipment as of the measurement date, the valuation technique and the related unobservable inputs:

	Fair value	Valuation technique	Unobservable input	Range (Weighted average)
Flight equipment held for operating leases	$445.2 million	Income approach	Discount rate	0% - 10% (3%)
			Remaining holding period	0 - 14 years (3 years)
			Non-contractual cash flows	0% - 100% (15%)

We recognized aggregate impairment charges of $44.6 million during the three months ended March 31, 2016. The impairment charges recorded during the three months ended March 31, 2016 included impairment charges of $44.6 million on 20 aircraft, primarily due to lease terminations and amendments of lease agreements, for which we retained maintenance related balances and recognized $62.1 million of basic lease rents and maintenance rents upon lease terminations and amendments.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Sensitivity to changes in unobservable inputs

When estimating the fair value measurement of flight equipment, we consider the effect of a change in a particular assumption independently of changes in any other assumptions. In practice, simultaneous changes in assumptions may not always have a linear effect on inputs.

The significant unobservable inputs utilized in the fair value measurement of flight equipment are the discount rate, the remaining estimated holding period and the non-contractual cash flows. The discount rate is affected by movements in the aircraft funding markets, including fluctuations in required rates of return in debt and equity, and loan to value ratios. The remaining estimated holding period and non-contractual cash flows represent management’s estimate of the remaining service period of an aircraft and the estimated non-contractual cash flows over the remaining life of the aircraft. An increase in the discount rate would decrease the fair value measurement of the aircraft, while an increase in the remaining estimated holding period or the estimated non-contractual cash flows would increase the fair value measurement of the aircraft.

Fair value disclosures of financial instruments

The fair value of restricted cash and cash and cash equivalents approximates their carrying value because of their short term nature (Level 1). The fair value of notes receivables approximates its carrying value (Level 2). The fair value of our long-term unsecured debt is estimated using quoted market prices for similar or identical instruments, depending on the frequency and volume of activity in the market. The fair value of our long-term secured debt is estimated using a discounted cash flow analysis based on current market interest rates and spreads for debt with similar characteristics (Level 2). Derivatives are recognized in our Condensed Consolidated Balance Sheets at their fair value. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparties of the derivative contracts based on quantitative and qualitative factors (Level 2). The fair value of guarantees is determined by reference to the fair market value or future lease cash flows of the underlying aircraft and the guaranteed amount (Level 3).

The carrying amounts and fair values of our most significant financial instruments as of March 31, 2016 and December 31, 2015 were as follows:

	March 31, 2016
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$2,929,232	$2,929,232	$2,929,232	$—	$—
Restricted cash	398,222	398,222	398,222	—	—
Derivative assets	13,488	13,488	—	13,488	—
Notes receivables	122,215	122,215	—	122,215	—
	$3,463,157	$3,463,157	$3,327,454	$135,703	$—
Liabilities
Debt	$29,972,945	$30,102,551	$—	$30,102,551	$—
Derivative liabilities	1,871	1,871	—	1,871	—
Guarantees	47,380	46,928	—	—	46,928
	$30,022,196	$30,151,350	$—	$30,104,422	$46,928

	December 31, 2015
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$2,403,098	$2,403,098	$2,403,098	$—	$—
Restricted cash	419,447	419,447	419,447	—	—
Derivative assets	18,965	18,965	—	18,965	—
Notes receivables	116,197	116,197	—	116,197	—
	$2,957,707	$2,957,707	$2,822,545	$135,162	$—
Liabilities
Debt	$29,806,843	$29,915,965	$—	$29,915,965	$—
Derivative liabilities	21	21	—	21	—
Guarantees	47,380	46,827	—	—	46,827
	$29,854,244	$29,962,813	$—	$29,915,986	$46,827

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

24. Supplemental guarantor financial information

The following supplemental financial information is presented to comply with Rule 3-10 of Regulation S-X.

AerCap Aviation Notes

In May 2012, AerCap Aviation Solutions B.V. (“AerCap Aviation Solutions”), a 100%-owned finance subsidiary of AerCap Holdings N.V. (the “Parent Guarantor”), issued $300.0 million of 6.375% senior unsecured notes due 2017 (the “AerCap Aviation Notes”). The AerCap Aviation Notes are fully and unconditionally guaranteed by the Parent Guarantor.

In November 2012, we entered into a $285.0 million unsecured revolving credit facility which was guaranteed by AerCap Aviation Solutions and AerCap Ireland Limited (“AerCap Ireland”). The guarantee by AerCap Ireland under this facility triggered a springing guarantee under the AerCap Aviation Notes indenture, as a result of which, AerCap Ireland also fully and unconditionally guarantees the AerCap Aviation Notes.

The following condensed consolidating financial information presents the Condensed Consolidating Balance Sheets as of March 31, 2016 and December 31, 2015, Condensed Consolidating Income Statements, Condensed Consolidating Statements of Comprehensive Income and Condensed Consolidating Statements of Cash Flows for the three months ended March 31, 2016 and 2015 of (i) the Parent Guarantor; (ii) AerCap Aviation Solutions; (iii) AerCap Ireland; (iv) the non-guarantor subsidiaries; (v) elimination entries necessary to consolidate the Parent Guarantor with AerCap Aviation Solutions, AerCap Ireland and the non-guarantor subsidiaries; and (vi) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited.

In accordance with Rule 3-10 of Regulation S-X, separate financial statements and other disclosures with respect to AerCap Ireland and AerCap Aviation Solutions have not been provided because AerCap Ireland and AerCap Aviation Solutions are 100%-owned by the Parent Guarantor, all guarantees are full and unconditional and the Parent Guarantor’s financial statements have been filed in this interim report for the periods specified by Rules 3-01 and 3-02 of Regulation S-X.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Balance Sheet

	March 31, 2016
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Assets
Cash and cash equivalents	$33	$—	$1,394	$1,502	$—	$2,929
Restricted cash	—	—	12	386	—	398
Flight equipment held for operating leases, net	—	—	1,020	30,968	—	31,988
Maintenance rights intangible and lease premium, net	—	—	77	2,777	—	2,854
Flight equipment held for sale	—	—	—	21	—	21
Net investment in finance and sales-type leases	—	—	—	635	—	635
Prepayments on flight equipment	—	—	—	3,305	—	3,305
Investments including investments in subsidiaries	8,542	—	3,666	115	(12,208)	115
Intercompany receivables	17	—	7,054	5,433	(12,504)	—
Other assets	82	—	354	1,037	—	1,473
Total Assets	$8,674	$—	$13,577	$46,179	$(24,712)	$43,718
Liabilities and Equity
Debt	$—	$299	$67	$29,447	$—	$29,813
Intercompany payables	278	—	5,353	6,873	(12,504)	—
Other liabilities	3	—	320	5,123	—	5,446
Total liabilities	281	299	5,740	41,443	(12,504)	35,259

Total AerCap Holdings N.V. shareholders’ equity	8,393	(299)	7,837	4,670	(12,208)	8,393
Non-controlling interest	—	—	—	66	—	66
Total Equity	8,393	(299)	7,837	4,736	(12,208)	8,459
Total Liabilities and Equity	$8,674	$—	$13,577	$46,179	$(24,712)	$43,718

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Balance Sheet

	December 31, 2015
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Assets
Cash and cash equivalents	$14	$—	$1,193	$1,196	$—	$2,403
Restricted cash	—	—	18	401	—	419
Flight equipment held for operating leases, net	—	—	1,034	31,185	—	32,219
Maintenance rights intangible and lease premium, net	—	—	80	3,059	—	3,139
Flight equipment held for sale	—	—	—	71	—	71
Net investment in finance and sales-type leases	—	—	22	447	—	469
Prepayments on flight equipment	—	—	—	3,300	—	3,300
Investments including investments in subsidiaries	8,290	—	3,385	115	(11,675)	115
Intercompany receivables	46	5	6,157	4,652	(10,860)	—
Other assets	61	—	377	1,176	—	1,614
Total Assets	$8,411	$5	$12,266	$45,602	$(22,535)	$43,749
Liabilities and Equity
Debt	$—	$298	$77	$29,267	$—	$29,642
Intercompany payables	4	—	4,525	6,331	(10,860)	—
Other liabilities	58	2	184	5,437	—	5,681
Total liabilities	62	300	4,786	41,035	(10,860)	35,323

Total AerCap Holdings N.V. shareholders’ equity	8,349	(295)	7,480	4,490	(11,675)	8,349
Non-controlling interest	—	—	—	77	—	77
Total Equity	8,349	(295)	7,480	4,567	(11,675)	8,426
Total Liabilities and Equity	$8,411	$5	$12,266	$45,602	$(22,535)	$43,749

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Income Statement

	Three Months Ended March 31, 2016
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$—	$—	$38	$1,252	$—	$1,290
Net (loss) gain on sale of assets	—	—	(1)	20	—	19
Other income (loss)	1	—	106	85	(183)	9
Total Revenues and other income	1	—	143	1,357	(183)	1,318
Expenses
Depreciation and amortization	—	—	14	453	—	467
Asset impairment	—	—	—	45	—	45
Interest expense	—	5	64	377	(161)	285
Leasing expenses	—	—	2	165	—	167
Transaction, integration and restructuring related expenses	—	—	—	13	—	13
Selling, general and administrative expenses	26	—	16	66	(22)	86
Total Expenses	26	5	96	1,119	(183)	1,063
(Loss) income before income taxes and income of investments accounted for under the equity method	(25)	(5)	47	238	—	255
Provision for income taxes	3	1	(6)	(32)	—	(34)
Equity in net earnings of investments accounted for under the equity method	—	—	—	2	—	2
Net (loss) income before income from subsidiaries	(22)	(4)	41	208	—	223
Income (loss) from subsidiaries	245	—	169	41	(455)	—
Net income (loss)	$223	$(4)	$210	$249	$(455)	$223
Net income attributable to non-controlling interest	—	—	—	—	—	—
Net income (loss) attributable to AerCap Holdings N.V.	$223	$(4)	$210	$249	$(455)	$223

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Income Statement

	Three Months Ended March 31, 2015
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$—	$—	$17	$1,209	$—	$1,226
Net gain on sale of assets	—	—	—	34	—	34
Other income (loss)	3	—	102	219	(295)	29
Total Revenues and other income	3	—	119	1,462	(295)	1,289
Expenses
Depreciation and amortization	—	—	9	443	—	452
Asset impairment	—	—	—	5	—	5
Interest expense	4	5	69	410	(200)	288
Leasing expenses	—	—	5	85	—	90
Transaction, integration and restructuring related expenses	—	—	—	4	—	4
Selling, general and administrative expenses	22	—	26	142	(95)	95
Total Expenses	26	5	109	1,089	(295)	934
(Loss) income before income taxes and income of investments accounted for under the equity method	(23)	(5)	10	373	—	355
Provision for income taxes	—	—	—	(48)	—	(48)
Equity in net earnings of investments accounted for under the equity method	—	—	—	2	—	2
Net (loss) income before income from subsidiaries	(23)	(5)	10	327	—	309
Income (loss) from subsidiaries	334	—	253	11	(598)	—
Net income (loss)	311	(5)	263	338	(598)	309
Net loss attributable to non-controlling interest	—	—	—	2	—	2
Net income (loss) attributable to AerCap Holdings N.V.	$311	$(5)	$263	$340	$(598)	$311

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Statement of Cash Flows

	Three Months Ended March 31, 2016
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss)	$223	$(4)	$210	$249	$(455)	$223
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(245)	—	(169)	(41)	455	—
Depreciation and amortization	—	—	14	453	—	467
Asset impairment	—	—	—	45	—	45
Amortization of debt issuance costs and debt discount	—	—	3	11	—	14
Amortization of lease premium intangibles	—	—	—	5	—	5
Amortization of fair value adjustments on debt	—	—	—	(95)	—	(95)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	—	—	14	—	14
Maintenance rights write off	—	—	2	228	—	230
Maintenance liability release to income	—	—	—	(157)	—	(157)
Net loss (gain) on sale of assets	—	—	1	(20)	—	(19)
Deferred income taxes	(6)	(1)	5	34	—	32
Restructuring expenses	—	—	—	13	—	13
Other	17	—	2	19	—	38
Cash flow from operating activities before changes in working capital	(11)	(5)	68	758	—	810
Working capital	277	5	139	(392)		29
Net cash provided by operating activities	266	—	207	366	—	839
Purchase of flight equipment	—	—	—	(498)	—	(498)
Proceeds from sale or disposal of assets	—	—	1	341	—	342
Prepayments on flight equipment	—	—	—	(194)	—	(194)
Collections of finance and sales-type leases	—	—	—	14	—	14
Movement in restricted cash	—	—	6	15	—	21
Net cash provided by (used in) investing activities	—	—	7	(322)	—	(315)
Issuance of debt	—	—	—	792	—	792
Repayment of debt	—	—	(10)	(523)	—	(533)
Debt issuance costs paid	—	—	(1)	(5)	—	(6)
Maintenance payments received	—	—	3	169	—	172
Maintenance payments returned	—	—	(15)	(132)	—	(147)
Security deposits received	—	—	10	29	—	39
Security deposits returned	—	—	—	(58)	—	(58)
Dividend paid to non-controlling interest holders	—	—	—	(11)	—	(11)
Repurchase of shares and tax withholdings on share-based compensation	(247)	—	—	—	—	(247)
Net cash (used in) provided by financing activities	(247)	—	(13)	261	—	1
Net increase in cash and cash equivalents	19	—	201	305	—	525
Effect of exchange rate changes	—	—	—	1	—	1
Cash and cash equivalents at beginning of period	14	—	1,193	1,196	—	2,403
Cash and cash equivalents at end of period	$33	$—	$1,394	$1,502	$—	$2,929

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Statement of Cash Flows

	Three Months Ended March 31, 2015
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss)	$311	$(5)	$263	$338	$(598)	$309
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(334)	—	(253)	(11)	598	—
Depreciation and amortization	—	—	9	443	—	452
Asset impairment	—	—	—	5	—	5
Amortization of debt issuance costs and debt discount	—	—	—	11	—	11
Amortization of lease premium intangibles	—	—	—	6	—	6
Amortization of fair value adjustments on debt	—	—	—	(122)	—	(122)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	—	—	22	—	22
Maintenance rights write off	—	—	—	58	—	58
Maintenance liability release to income	—	—	—	(6)	—	(6)
Net gain on sale of assets	—	—	—	(34)	—	(34)
Deferred income taxes	—	—	—	44	—	44
Other	15	—	4	14	—	33
Cash flow from operating activities before changes in working capital	(8)	(5)	23	768	—	778
Working capital	(290)	5	(284)	551	—	(18)
Net cash (used in) provided by operating activities	(298)	—	(261)	1,319	—	760
Purchase of flight equipment	—	—	(107)	(937)	—	(1,044)
Proceeds from sale or disposal of assets	—	—	—	113	—	113
Prepayments on flight equipment	—	—	—	(109)	—	(109)
Collections of finance and sales-type leases	—	—	—	16	—	16
Movement in restricted cash	—	—	1	382	—	383
Net cash used in investing activities	—	—	(106)	(535)	—	(641)
Issuance of debt	300	—	—	114	—	414
Repayment of debt	—	—	(3)	(429)	—	(432)
Debt issuance costs paid	—	—	—	(5)	—	(5)
Maintenance payments received	—	—	2	135	—	137
Maintenance payments returned	—	—	(4)	(122)	—	(126)
Security deposits received	—	—	1	44	—	45
Security deposits returned	—	—	(1)	(45)	—	(46)
Net cash provided by (used in) financing activities	300	—	(5)	(308)	—	(13)
Net increase (decrease) in cash and cash equivalents	2	—	(372)	476	—	106
Effect of exchange rate changes	—	—	—	(2)	—	(2)
Cash and cash equivalents at beginning of period	7	—	816	667	—	1,490
Cash and cash equivalents at end of period	$9	$—	$444	$1,141	$—	$1,594

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Statement of Comprehensive Income

	Three Months Ended March 31, 2016
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss) attributable to AerCap Holdings N.V.	$223	$(4)	$210	$249	$(455)	$223
Other comprehensive income (loss):
Net change in fair value of derivatives, net of tax	—	—	—	(2)	—	(2)
Total other comprehensive loss	—	—	—	(2)	—	(2)
Share of other comprehensive income from subsidiaries	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$223	$(4)	$210	$247	$(455)	$221

Condensed Consolidating Statement of Comprehensive Income

	Three Months Ended March 31, 2015
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss) attributable to AerCap Holdings N.V.	$311	$(5)	$263	$340	$(598)	$311
Other comprehensive income (loss):
Net change in fair value of derivatives, net of tax	—	—	—	—	—	—
Total other comprehensive income	—	—	—	—	—	—
Share of other comprehensive income from subsidiaries	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$311	$(5)	$263	$340	$(598)	$311

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

AGAT/AICL Notes

In May 2014, AerCap Trust and AerCap Ireland Capital Limited co-issued $2.6 billion aggregate principal amount of senior unsecured notes, consisting of $400.0 million of 2.75% notes due 2017, $1.1 billion of 3.75% notes due 2019, and $1.1 billion of 4.50% notes due 2021 (collectively, the “Acquisition Notes”). In September 2014, AerCap Trust and AerCap Ireland Capital Limited co-issued $800.0 million aggregate principal amount of 5.00% senior notes due 2021 (the “September 2014 Notes”). In June 2015, AerCap Trust and AerCap Ireland Capital Limited co-issued $1.0 billion aggregate principal amount of senior unsecured notes, consisting of $500.0 million of 4.25% notes due 2020 and $500.0 million of 4.625% notes due 2022 (collectively, the “June 2015 Notes”). In October 2015, AerCap Trust and AerCap Ireland Capital Limited co-issued $1.0 billion aggregate principal amount of 4.625% senior unsecured notes due 2020 (the “October 2015 Notes”, and together with the Acquisition Notes, the September 2014 Notes and the June 2015 Notes, the “AGAT/AICL Notes”). The AGAT/AICL Notes are jointly and severally and fully and unconditionally guaranteed by the Parent Guarantor and by AerCap Ireland, AerCap Aviation Solutions, International Lease Finance Corporation and AerCap U.S. Global Aviation LLC (together, the “Subsidiary Guarantors”).

The following condensed consolidating financial information presents the Condensed Consolidating Balance Sheets as of March 31, 2016 and December 31, 2015, Condensed Consolidating Income Statements, Condensed Consolidating Statements of Comprehensive Income and Condensed Consolidating Statements of Cash Flows for the three months ended March 31, 2016 and 2015 of (i) the Parent Guarantor; (ii) AerCap Trust; (iii) AerCap Ireland Capital Limited; (iv) the Subsidiary Guarantors on a combined basis; (v) the non-guarantor subsidiaries on a combined basis; (vi) elimination entries necessary to consolidate the Parent Guarantor with AerCap Trust and AerCap Ireland Capital Limited, the Subsidiary Guarantors and the non-guarantor subsidiaries; and (vii) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited.

In accordance with Rule 3-10 of Regulation S-X, separate financial statements and other disclosures with respect to AerCap Trust, AerCap Ireland Capital and the Subsidiary Guarantors have not been provided, as AerCap Trust, AerCap Ireland Capital Limited and the Subsidiary Guarantors are 100%-owned by the Parent Guarantor, all guarantees of the AGAT/AICL Notes are joint and several and full and unconditional and the Parent Guarantor’s financial statements have been filed in this interim report for the periods specified by Rules 3-01 and 3-02 of Regulation S-X.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Balance Sheet

	March 31, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Assets
Cash and cash equivalents	$33	$897	$85	$1,732	$182	$—	$2,929
Restricted cash	—	—	—	12	386	—	398
Flight equipment held for operating leases, net	—	12,926	—	1,142	17,920	—	31,988
Maintenance rights intangible and lease premium, net	—	1,623	—	79	1,152	—	2,854
Flight equipment held for sale	—	21	—	—	—	—	21
Net investment in finance and sales-type leases	—	271	—	85	279	—	635
Prepayments on flight equipment	—	3,022	—	10	273	—	3,305
Investments including investments in subsidiaries	8,542	690	6,564	4,540	115	(20,336)	115
Intercompany receivables	17	12,672	—	7,059	5,999	(25,747)	—
Other assets	82	515	42	558	276	—	1,473
Total Assets	$8,674	$32,637	$6,691	$15,217	$26,582	$(46,083)	$43,718
Liabilities and Equity
Debt	$—	$19,365	$—	$355	$10,093	$—	$29,813
Intercompany payables	278	4,239	4,950	6,411	9,869	(25,747)	—
Other liabilities	3	2,454	—	478	2,511	—	5,446
Total liabilities	281	26,058	4,950	7,244	22,473	(25,747)	35,259

Total AerCap Holdings N.V. shareholders’ equity	8,393	6,579	1,741	7,897	4,119	(20,336)	8,393
Non-controlling interest	—	—	—	76	(10)	—	66
Total Equity	8,393	6,579	1,741	7,973	4,109	(20,336)	8,459
Total Liabilities and Equity	$8,674	$32,637	$6,691	$15,217	$26,582	$(46,083)	$43,718

(a)                                 Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Balance Sheet

	December 31, 2015
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Assets
Cash and cash equivalents	$14	$769	$62	$1,366	$192	$—	$2,403
Restricted cash	—	—	—	18	401	—	419
Flight equipment held for operating leases, net	—	13,913	—	1,171	17,135	—	32,219
Maintenance rights intangible and lease premium, net	—	1,789	—	82	1,268	—	3,139
Flight equipment held for sale	—	12	—	—	59	—	71
Net investment in finance and sales-type leases	—	193	—	57	219	—	469
Prepayments on flight equipment	—	3,022	—	6	272	—	3,300
Investments including investments in subsidiaries	8,290	633	6,319	4,211	115	(19,453)	115
Intercompany receivables	46	11,541	—	6,152	5,739	(23,478)	—
Other assets	61	619	41	580	342	(29)	1,614
Total Assets	$8,411	$32,491	$6,422	$13,643	$25,742	$(42,960)	$43,749
Liabilities and Equity
Debt	$—	$19,456	$—	$375	$9,811	$—	$29,642
Intercompany payables	4	4,025	4,872	5,473	9,104	(23,478)	—
Other liabilities	58	2,676	14	234	2,728	(29)	5,681
Total liabilities	62	26,157	4,886	6,082	21,643	(23,507)	35,323

Total AerCap Holdings N.V. shareholders’ equity	8,349	6,334	1,536	7,484	4,099	(19,453)	8,349
Non-controlling interest	—	—	—	77	—	—	77
Total Equity	8,349	6,334	1,536	7,561	4,099	(19,453)	8,426
Total Liabilities and Equity	$8,411	$32,491	$6,422	$13,643	$25,742	$(42,960)	$43,749

(a)                                 Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Income Statement

	Three Months Ended March 31, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$—	$573	$—	$60	$657	$—	$1,290
Net gain (loss) on sale of assets	—	33	—	4	(18)	—	19
Other income (loss)	1	154	—	95	133	(374)	9
Total Revenues and other income	1	760	—	159	772	(374)	1,318
Expenses
Depreciation and amortization	—	214	—	16	237	—	467
Asset impairment	—	19	—	—	26	—	45
Interest expense	—	199	47	66	299	(326)	285
Leasing expenses	—	89	—	3	75	—	167
Transaction, integration and restructuring related expenses	—	—	—	—	13	—	13
Selling, general and administrative expenses	26	25	—	17	66	(48)	86
Total Expenses	26	546	47	102	716	(374)	1,063
(Loss) income before income taxes and income of investments accounted for under the equity method	(25)	214	(47)	57	56	—	255
Provision for income taxes	3	(27)	6	(10)	(6)	—	(34)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	2	—	2
Net (loss) income before income from subsidiaries	(22)	187	(41)	47	52	—	223
Income (loss) from subsidiaries	245	54	242	179	(169)	(551)	—
Net income (loss)	223	241	201	226	(117)	(551)	223
Net income attributable to non-controlling interest	—	—	—	—	—	—	—
Net income (loss) attributable to AerCap Holdings N.V.	$223	$241	$201	$226	$(117)	$(551)	$223

(a)                                 Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Income Statement

	Three Months Ended March 31, 2015
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$—	$558	$—	$24	$644	$—	$1,226
Net gain on sale of assets	—	21	—	—	13	—	34
Other income (loss)	3	110	—	167	77	(328)	29
Total Revenues and other income	3	689	—	191	734	(328)	1,289
Expenses
Depreciation and amortization	—	211	—	14	227	—	452
Asset impairment	—	—	—	—	5	—	5
Interest expense	4	196	39	85	164	(200)	288
Leasing expenses	—	33	—	14	43	—	90
Transaction, integration and restructuring related expenses	—	—	—	4	—	—	4
Selling, general and administrative expenses	22	37	—	86	78	(128)	95
Total Expenses	26	477	39	203	517	(328)	934
(Loss) income before income taxes and income of investments accounted for under the equity method	(23)	212	(39)	(12)	217	—	355
Provision for income taxes	—	—	5	(45)	(8)	—	(48)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	2	—	2
Net (loss) income before income from subsidiaries	(23)	212	(34)	(57)	211	—	309
Income (loss) from subsidiaries	334	64	276	213	(254)	(633)	—
Net income (loss)	311	276	242	156	(43)	(633)	309
Net loss attributable to non-controlling interest	—	—	—	—	2	—	2
Net income (loss) attributable to AerCap Holdings N.V.	$311	$276	$242	$156	$(41)	$(633)	$311

(a)                                 Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Statement of Cash Flows

	Three Months Ended March 31, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss)	$223	$241	$201	$226	$(117)	$(551)	$223
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(245)	(54)	(242)	(179)	169	551	—
Depreciation and amortization	—	214	—	16	237	—	467
Asset impairment	—	19	—	—	26	—	45
Amortization of debt issuance costs and debt discount	—	4	1	2	7	—	14
Amortization of lease premium intangibles	—	2	—	—	3	—	5
Amortization of fair value adjustments on debt	—	(94)	—	—	(1)	—	(95)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	7	—	1	6	—	14
Maintenance rights write off	—	142	—	2	86	—	230
Maintenance liability release to income	—	(68)	—	—	(89)	—	(157)
Net (gain) loss on sale of assets	—	(33)	—	(4)	18	—	(19)
Deferred income taxes	(6)	27	(5)	9	7	—	32
Restructuring expenses	—	—	—	—	13	—	13
Other	17	(9)	5	3	22	—	38
Cash flow from operating activities before changes in working capital	(11)	398	(40)	76	387	—	810
Working capital	277	(161)	63	281	(431)	—	29
Net cash provided by (used in) operating activities	266	237	23	357	(44)	—	839
Purchase of flight equipment	—	(7)	—	—	(491)	—	(498)
Proceeds from sale or disposal of assets	—	79	—	19	244	—	342
Prepayments on flight equipment	—	(190)	—	(4)	—	—	(194)
Collections of finance and sales-type leases	—	13	—	1	—	—	14
Movement in restricted cash	—	—	—	6	15	—	21
Net cash (used in) provided by investing activities	—	(105)	—	22	(232)	—	(315)
Issuance of debt	—	—	—	—	792	—	792
Repayment of debt	—	—	—	(10)	(523)	—	(533)
Debt issuance costs paid	—	—	—	(2)	(4)	—	(6)
Maintenance payments received	—	69	—	4	99	—	172
Maintenance payments returned	—	(68)	—	(15)	(64)	—	(147)
Security deposits received	—	14	—	12	13	—	39
Security deposits returned	—	(19)	—	(2)	(37)	—	(58)
Dividend paid to non-controlling interest holders	—	—	—	—	(11)	—	(11)
Repurchase of shares and tax withholdings on share-based compensation	(247)	—	—	—	—	—	(247)
Net cash (used in) provided by financing activities	(247)	(4)	—	(13)	265	—	1
Net increase (decrease) in cash and cash equivalents	19	128	23	366	(11)	—	525
Effect of exchange rate changes	—	—	—	—	1	—	1
Cash and cash equivalents at beginning of period	14	769	62	1,366	192	—	2,403
Cash and cash equivalents at end of period	$33	$897	$85	$1,732	$182	$—	$2,929

(a)            Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Statement of Cash Flows

	Three Months Ended March 31, 2015
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss)	$311	$276	$242	$156	$(43)	$(633)	$309
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(334)	(64)	(276)	(213)	254	633	—
Depreciation and amortization	—	211	—	14	227	—	452
Asset impairment	—	—	—	—	5	—	5
Amortization of debt issuance costs and debt discount	—	2	—	—	9	—	11
Amortization of lease premium intangibles	—	2	—	—	4	—	6
Amortization of fair value adjustments on debt	—	(119)	—	—	(3)	—	(122)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	10	—	1	11	—	22
Maintenance rights write off	—	20	—	6	32	—	58
Maintenance liability release to income	—	5	—	(4)	(7)	—	(6)
Net gain on sale of assets	—	—	—	—	(34)	—	(34)
Deferred income taxes	—	—	5	45	(6)	—	44
Other	15	—	—	3	15	—	33
Cash flow from operating activities before changes in working capital	(8)	343	(29)	8	464	—	778
Working capital	(290)	512	22	(389)	127	—	(18)
Net cash (used in) provided by operating activities	(298)	855	(7)	(381)	591	—	760
Purchase of flight equipment	—	(36)	—	(107)	(901)	—	(1,044)
Proceeds from sale or disposal of assets	—	—	—	—	113	—	113
Prepayments on flight equipment	—	(97)	—	—	(12)	—	(109)
Collections of finance and sales-type leases	—	—	—	—	16	—	16
Movement in restricted cash	—	—	—	1	382	—	383
Net cash used in investing activities	—	(133)	—	(106)	(402)	—	(641)
Issuance of debt	300	—	—	—	114	—	414
Repayment of debt	—	—	—	(3)	(429)	—	(432)
Debt issuance costs paid	—	(2)	—	—	(3)	—	(5)
Maintenance payments received	—	52	—	2	83	—	137
Maintenance payments returned	—	(61)	—	(4)	(61)	—	(126)
Security deposits received	—	36	—	1	8	—	45
Security deposits returned	—	(23)	—	(1)	(22)	—	(46)
Net cash provided by (used in) financing activities	300	2	—	(5)	(310)	—	(13)
Net increase (decrease) in cash and cash equivalents	2	724	(7)	(492)	(121)	—	106
Effect of exchange rate changes	—	—	—	—	(2)	—	(2)
Cash and cash equivalents at beginning of period	7	225	14	1,006	238	—	1,490
Cash and cash equivalents at end of period	$9	$949	$7	$514	$115	$—	$1,594

(a)            Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Statement of Comprehensive Income

	Three Months Ended March 31, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss) attributable to AerCap Holdings N.V.	$223	$241	$201	$226	$(117)	$(551)	$223
Other comprehensive income (loss):
Net change in fair value of derivatives, net of tax	—	—	—	—	(2)	—	(2)
Total other comprehensive loss	—	—	—	—	(2)	—	(2)
Share of other comprehensive income from subsidiaries	—	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$223	$241	$201	$226	$(119)	$(551)	$221

(a)                                 Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

Condensed Consolidating Statement of Comprehensive Income

	Three Months Ended March 31, 2015
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss) attributable to AerCap Holdings N.V.	$311	$276	$242	$156	$(41)	$(633)	$311
Other comprehensive income (loss):
Net change in fair value of derivatives, net of tax	—	—	—	—	—	—	—
Total other comprehensive income	—	—	—	—	—	—	—
Share of other comprehensive income from subsidiaries	—	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$311	$276	$242	$156	$(41)	$(633)	$311

(a)                                 Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

25. Subsequent events

In April 2016, we completed the closing of a new secured credit facility for $0.7 billion. The facility will mature in 2022.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our unaudited Condensed Consolidated Financial Statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with U.S. GAAP, and are presented in U.S. dollars.

Special note about forward looking statements

This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•                  the availability of capital to us and to our customers and changes in interest rates;

•                  the ability of our lessees and potential lessees to make operating lease payments to us;

•                  our ability to successfully negotiate aircraft purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft under defaulted leases, and to control costs and expenses;

•                  changes in the overall demand for commercial aircraft leasing and aircraft management services;

•                  the effects of terrorist attacks on the aviation industry and on our operations;

•                  the economic condition of the global airline and cargo industry and economic and political conditions;

•                  competitive pressures within the industry;

•                  the negotiation of aircraft management services contracts;

•                  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes; and

•                  the risks set forth or referred to in “Part II. Other Information—Item 1A. Risk Factors” included below.

The words “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this report might not occur and are not guarantees of future performance.

Aircraft portfolio

We are the world’s largest independent aircraft leasing company. We focus on acquiring in-demand aircraft at attractive prices, funding them efficiently, hedging interest rate risk conservatively and using our platform to deploy these assets with the objective of delivering superior risk adjusted returns. We believe that by applying our expertise, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our shareholders. We are an independent aircraft lessor, and, as such, we are not affiliated with any airframe or engine manufacturer. This independence provides us with purchasing flexibility to acquire aircraft or engine models regardless of the manufacturer.

As of March 31, 2016, we owned and consolidated 1,096 aircraft, including 1,052 aircraft under operating leases, 43 aircraft under finance and sales-type leases and one aircraft classified as held for sale, but excluding three aircraft owned by AeroTurbine. In addition, we managed 105 aircraft and AerDragon, a non-consolidated joint venture, owned or had on order another 30 aircraft. The weighted average age of our 1,096 owned aircraft fleet, weighted by net book value, was 7.7 years as of March 31, 2016. We operate our aircraft business on a global basis. As of March 31, 2016, 1,076 of our 1,096 owned aircraft were on lease to 184 customers in 76 countries and 20 aircraft were off-lease. As of May 9, 2016, nine of the off-lease aircraft were under commitments for re-lease, eight aircraft were under commitments for sale, and three aircraft were designated to be sold or parted-out. As of March 31, 2016, none of these off-lease aircraft met the criteria for being classified as held for sale. As of March 31, 2016, we also had commitments to purchase 441 new aircraft.

The following table presents our aircraft portfolio by type of aircraft as of March 31, 2016:

Aircraft type	Number of owned aircraft (a)	Percentage of total net book value	Number of managed and AerDragon aircraft	Number of on order aircraft	Total owned, managed and on order aircraft
Airbus A319	137	7%	11	—	148
Airbus A320	228	15%	32	—	260
Airbus A320neo family	—	0%	—	209	209
Airbus A321	96	7%	14	—	110
Airbus A330	115	15%	12	—	127
Airbus A350	2	1%	—	27	29
Boeing 737NG	317	27%	43	—	360
Boeing 737MAX	—	0%	—	109	109
Boeing 767	43	1%	—	—	43
Boeing 777-200ER	31	4%	3	—	34
Boeing 777-300/300ER	32	8%	3	—	35
Boeing 787	36	13%	—	46	82
Embraer E190/195-E2	—	0%	—	50	50
Other	59	2%	17	—	76
Total	1,096	100%	135	441	1,672

(a)             Excludes three aircraft owned by AeroTurbine.

During the three months ended March 31, 2016, we had the following activity related to flight equipment:

	Held for operating leases	Net investment in finance and sales- type leases	Held for sale	Total owned aircraft
Number of owned aircraft at beginning of period	1,067	37	5	1,109	(a)
Aircraft purchases	6	—	—	6
Aircraft reclassified to held for sale	(1)	—	1	—
Aircraft sold or designated for part-out	(14)	—	(5)	(19)
Aircraft reclassified to net investment in finance and sales-type leases	(9)	9	—	—
Aircraft reclassified from net investment in finance and sales-type leases	3	(3)	—	—
Number of owned aircraft at end of period	1,052	43	1	1,096	(a)

(a)         Excludes three and four aircraft owned by AeroTurbine as of March 31, 2016 and December 31, 2015, respectively.

Critical accounting policies

There have been no significant changes to our critical accounting policies from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 23, 2016 except for the additions and updates as described in Part I. Financial Information—Item 1. Note 3—Summary of significant accounting policies.

Comparative results of operations

Results of operations for the three months ended March 31, 2016 compared to the three months ended March 31, 2015

	Three Months Ended March 31,
	2016	2015
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$1,289.7	$1,226.1
Net gain on sale of assets	19.0	33.7
Other income	9.3	29.4
Total Revenues and other income	1,318.0	1,289.2
Expenses
Depreciation and amortization	466.6	452.2
Asset impairment	44.6	4.7
Interest expense	284.6	287.6
Leasing expenses	167.4	89.7
Transaction, integration and restructuring related expenses	12.6	4.4
Selling, general and administrative expenses	87.0	95.1
Total Expenses	1,062.8	933.7
Income before income taxes and income of investments accounted for under the equity method	255.2	355.5
Provision for income taxes	(34.4)	(48.0)
Equity in net earnings of investments accounted for under the equity method	2.4	1.9
Net income	$223.2	$309.4
Net (income) loss attributable to non-controlling interest	(0.1)	2.1
Net income attributable to AerCap Holdings N.V.	$223.1	$311.5

Revenues and other income. The principal categories of our revenues and other income and their variances were as follows:

	Three Months Ended March 31,		Increase/	Percentage
	2016	2015	(Decrease)	Difference
	(U.S. dollar amounts in millions)
Lease revenue:
Basic lease rents	$1,139.3	$1,157.9	$(18.6)	(2)%
Maintenance rents and other receipts	150.4	68.2	82.2	121%
Net gain on sale of assets	19.0	33.7	(14.7)	(44)%
Other income	9.3	29.4	(20.1)	(68)%
Total revenues and other income	$1,318.0	$1,289.2	$28.8	2%

Basic lease rents decreased by $18.6 million, or 2%, to $1,139.3 million during the three months ended March 31, 2016 from $1,157.9 million during the three months ended March 31, 2015. The decrease in basic lease rents was attributable to:

•                  the sale of 87 aircraft between January 1, 2015 and March 31, 2016 with an aggregate net book value of $1.4 billion on their sale dates resulting in a decrease in basic lease rents of $57.7 million; and

•                  a decrease in basic lease rents of $38.6 million recognized during the three months ended March 31, 2016 compared to the three months ended March 31, 2015 primarily due to re-leases and extensions at lower rates, which include the extension of leases prior to their contracted redelivery dates. The accounting for these extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus the extension period. This results in a decrease in basic lease rents during the remaining term of the original lease that will be offset by an increase in basic lease rents during the extension period. In addition, the contracted lease rates of extensions or re-leases of an aircraft tend to be lower than their previous lease rates as the aircraft are older, and older aircraft have lower lease rates than newer aircraft, partially offset by

•                  the acquisition of 52 aircraft between January 1, 2015 and March 31, 2016 with an aggregate net book value of $4.3 billion on their acquisition dates resulting in an increase in basic lease rents of $77.7 million.

Maintenance rents and other receipts increased by $82.2 million, or 121%, to $150.4 million during the three months ended March 31, 2016 from $68.2 million during the three months ended March 31, 2015. The increase was primarily attributable to:

•                  an increase of $63.2 million in maintenance revenue and other receipts from lease terminations and amendments during the three months ended March 31, 2016 compared to the three months ended March 31, 2015; and

•                  an increase of $19.0 million in regular maintenance rents during the three months ended March 31, 2016 compared to the three months ended March 31, 2015.

Net gain on sale of assets decreased by $14.7 million, or 44%, to $19.0 million during the three months ended March 31, 2016 from $33.7 million during the three months ended March 31, 2015. During the three months ended March 31, 2016, we sold 19 aircraft and reclassified nine aircraft to net investment in finance and sales-type leases, whereas during the three months ended March 31, 2015, we sold 12 aircraft, reclassified five aircraft to net investment in finance and sales-type leases, and parted-out four aircraft. When we part-out aircraft under a consignment contract, the gain is deferred and recognized as other income when the parts are sold.

Other income decreased by $20.1 million, or 68%, to $9.3 million during the three months ended March 31, 2016 from $29.4 million during the three months ended March 31, 2015. The decrease was primarily due to lower AeroTurbine gross profit on engine, airframe, parts and supplies sales as a result of the restructuring and downsizing of AeroTurbine.

Depreciation and amortization.  Depreciation and amortization increased by $14.4 million, or 3%, to $466.6 million during the three months ended March 31, 2016 from $452.2 million during the three months ended March 31, 2015. The increase was primarily due to the purchases of new aircraft, and was partially offset by aircraft sales between January 1, 2015 and March 31, 2016.

Asset impairment. We recognized aggregate impairment charges of $44.6 million during the three months ended March 31, 2016 as compared to $4.7 million during the three months ended March 31, 2015.The impairment charges recorded during the three months ended March 31, 2016 included impairment charges of $44.6 million on 20 aircraft, primarily due to lease terminations and amendments of lease agreements, for which we retained maintenance related balances and recognized $62.1 million of basic lease rents and maintenance rents upon lease terminations and amendments. The impairment charges recorded during the three months ended March 31, 2015 related to three aircraft that we sold for parts.

Interest expense.  Our interest expense decreased by $3.0 million, or 1%, to $284.6 million during the three months ended March 31, 2016 from $287.6 million during the three months ended March 31, 2015. The decrease in interest expense was primarily attributable to:

•                  a decrease in our average outstanding debt balance by $0.4 billion to $29.8 billion during the three months ended March 31, 2016 from $30.2 billion during the three months ended March 31, 2015, primarily due to regular debt repayments resulting in a $3.6 million decrease in our interest expense; and

•                  a slight decrease in our average cost of debt to 3.67% for the three months ended March 31, 2016 as compared to 3.70% for the three months ended March 31, 2015. Our average cost of debt excludes the effect of mark-to-market movements on our interest rate caps and swaps and in 2015, includes a one-time charge of $16.9 million related to prior periods to correct capitalized interest. The decrease in our average cost of debt resulted in a $2.8 million decrease in our interest expense, partially offset by

•                  a $3.4 million increase in non-cash mark-to-market losses on derivatives to $11.0 million recognized during the three months ended March 31, 2016 from $7.6 million recognized during the three months ended March 31, 2015.

Leasing expenses.  Our leasing expenses increased by $77.7 million, or 87%, to $167.4 million during the three months ended March 31, 2016 from $89.7 million during the three months ended March 31, 2015. The increase was primarily due to $65.1 million higher maintenance rights expense recognized during the three months ended March 31, 2016 and $6.2 million higher regular aircraft transition costs, lessor maintenance contributions and other leasing expenses recognized during the three months ended March 31, 2016 as compared to the three months ended March 31, 2015. In addition, we recognized expenses of $17.7 million relating to airline defaults and restructurings during the three months ended March 31, 2016 as compared to $11.3 million during the three months ended March 31, 2015.

Transaction, integration and restructuring related expenses.  Our transaction, integration and restructuring related expenses increased by $8.2 million, or 186%, to $12.6 million during the three months ended March 31, 2016 from $4.4 million during the three months ended March 31, 2015. During the three months ended March 31, 2016, transaction, integration and restructuring related expenses consisted of $6.2 million of leased engines impairment and $6.4 million of severance and other expenses, both relating to AeroTurbine, whereas during the three months ended March 31, 2015, transaction, integration and restructuring related expenses consisted of $4.4 million of severance and other compensation expenses due to the ILFC Transaction.

Selling, general and administrative expenses.  Our selling, general and administrative expenses decreased by $8.1 million, or 9%, to $87.0 million during the three months ended March 31, 2016 from $95.1 million during the three months ended March 31, 2015. The decrease was due to realized synergies after the ILFC Transaction and lower overhead expenses due to the restructuring and downsizing of AeroTurbine.

Income before income taxes and income of investments accounted for under the equity method.  For the reasons explained above, our income before income taxes and income of investments accounted for under the equity method decreased by $100.3 million, or 28%, to $255.2 million during the three months ended March 31, 2016 from $355.5 million during the three months ended March 31, 2015.

Provision for income taxes.  Our provision for income taxes decreased by $13.6 million, or 28%, to $34.4 million during the three months ended March 31, 2016 from $48.0 million during the three months ended March 31, 2015. Our effective tax rate was 13.5% for the three months ended March 31, 2016 and was 13.5% for the three months ended March 31, 2015. Our effective tax rate for the full year 2015 was 13.9%. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions.

Equity in net earnings of investments accounted for under the equity method.  Our equity in net earnings of investments accounted for under the equity method increased by $0.5 million, or 26% to $2.4 million during the three months ended March 31, 2016 from $1.9 million during the three months ended March 31, 2015.

Net income.  For the reasons explained above, our net income decreased by $86.2 million, or 28%, to $223.2 million during the three months ended March 31, 2016 from $309.4 million during the three months ended March 31, 2015.

Net (income) loss attributable to non-controlling interest.  Net income attributable to non-controlling interest was $0.1 million during the three months ended March 31, 2016 compared to a net loss attributable to non-controlling interest of $2.1 million during the three months ended March 31, 2015.

Net income attributable to AerCap Holdings N.V.  For the reasons explained above, our net income attributable to AerCap Holdings N.V. decreased by $88.4 million, or 28%, to $223.1 million during the three months ended March 31, 2016 from $311.5 million during the three months ended March 31, 2015.

Consolidated cash flows

The following table presents our consolidated cash flows for the three months ended March 31, 2016 and 2015. The following table and analysis should be read in conjunction with “Part I. Financial Information—Item 2. Liquidity and capital resources”.

	Three Months Ended March 31,
	2016	2015
	(U.S. dollar amounts in millions)
Net cash provided by operating activities	$838.8	$760.6
Net cash used in investing activities	(314.8)	(641.0)
Net cash provided by (used in) financing activities	0.7	(13.4)

Cash flows provided by operating activities. Our cash flow provided by operating activities increased by $78.2 million, or 10%, to $838.8 million for the three months ended March 31, 2016 from $760.6 million for the three months ended March 31, 2015, primarily due to higher proceeds from sale of parts, lower trade receivables balance, and the operating impact of the acquisition of new aircraft between January 1, 2015 and March 31, 2016, partially offset by lower re-lease or extension lease rents due to the aging of aircraft and the operating impact of the sale of older aircraft between January 1, 2015 to March 31, 2016.

Cash flows used in investing activities. Our cash flow used in investing activities decreased by $326.2 million, or 51%, to $314.8 million for the three months ended March 31, 2016 from $641.0 million for the three months ended March 31, 2015. The causes of the decrease in cash used in investing activities included a decrease of $460.8 million used for aircraft purchase activity and an increase in cash provided of $229.1 million from asset sales proceeds, which was offset by $362.2 million due to the movement of our restricted cash balance and an increase of $1.5 million in collections of finance and sales-type leases.

Cash flows provided by (used in) financing activities. Our cash flow used in financing activities decreased by $14.1 million, or 105%, to $0.7 million of cash provided by financing activities for the three months ended March 31, 2016 from $13.4 million of cash used in financing activities for the three months ended March 31, 2015. This change in cash flows used in financing activities was due to $246.7 million of cash used for the repurchase of shares and payments of tax withholdings on share-based compensation, $10.5 million of cash used for the payment of dividends to our non-controlling interest holders, a decrease of $4.2 million in net receipts of maintenance and security deposits, which was more than offset by an increase of $275.5 million in new financing proceeds, net of repayments and debt issuance costs.

Non-GAAP measures

The following are definitions of non-GAAP measures used in this quarterly report on Form 6-K for the first quarter ended March 31, 2016 and a reconciliation of such measures to the most closely related U.S. GAAP measures.

Adjusted net income

This measure is determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and swaps, an adjustment for maintenance rights related expense, expenses related to the ILFC transaction and integration, and an adjustment for the AeroTurbine results, including AeroTurbine restructuring related expenses, in each case during the applicable period and net of tax, to U.S. GAAP net income.

In addition to U.S. GAAP net income, we believe this measure may further assist investors in their understanding of our operational performance in relation to past and future reporting periods.

We use interest rate caps and swaps to allow us to benefit from decreasing interest rates and to protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps and swaps in any period with reference to the mix of floating and fixed cash inflows from our leases, debt and other contracts. We do not apply hedge accounting to our interest rate caps and some of our swaps. As a result, we recognize the change in fair value of the interest rate caps and swaps in interest expense during each period.

In connection with the ILFC Transaction, we have recognized maintenance rights intangible assets associated with existing leases on legacy ILFC aircraft and we are expensing these assets during the remaining lease terms. The adjustment for maintenance rights related expense represents the difference between expensing the maintenance rights intangible assets on a more accelerated basis during the remaining lease terms as compared to expensing these assets on a straight-line basis over the remaining economic lives of the aircraft.

During the fourth quarter of 2015, we made the decision to restructure and downsize the AeroTurbine business. After completion of the downsizing, AeroTurbine will only provide services to support AerCap’s aircraft leasing business. In order to present our core earnings relating to aircraft leasing, adjusted net income reflects an adjustment for AeroTurbine results, including AeroTurbine restructuring related expenses.

During the three months ended March 31, 2015, adjusted net income also excludes transaction and integration expenses related to the ILFC Transaction.

The following is a reconciliation of adjusted net income to net income attributable to AerCap Holdings N.V. for the three months ended March 31, 2016 and 2015:

	Three Months Ended March 31,		Increase/	Percentage
	2016	2015	(Decrease)	Difference
	(U.S. dollar amounts in millions)
Net income attributable to AerCap Holdings N.V.	$223.1	$311.5	$(88.4)	(28)%
Adjusted for:
Mark-to-market of interest rate caps and swaps, net of tax	9.7	6.6	3.1	47%
Transaction, integration and restructuring related expenses, net of tax	12.6	3.8	8.8	232%
AeroTurbine results excluding restructuring related expenses, net of tax	12.9	(2.5)	15.4	NA
Maintenance rights related expenses, net of tax	43.3	(17.3)	60.6	NA
Adjusted net income	$301.6	$302.1	$(0.5)	0%

Net interest margin or net spread

This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps and swaps. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates and utilization rates, as well as the impact from changes in the amount of debt and interest rates.

The following is a reconciliation of net spread to basic lease rents for the three months ended March 31, 2016 and 2015:

	Three Months Ended March 31,		Increase/	Percentage
	2016	2015	(Decrease)	Difference
	(U.S. dollar amounts in millions)
Basic lease rents	$1,139.3	$1,157.9	$(18.6)	(2)%
Interest expense	284.6	287.6	(3.0)	(1)%
Adjusted for:
Mark-to-market of interest rate caps and swaps	(11.0)	(7.6)	(3.4)	45%
Adjusted interest expense	273.6	280.0	(6.4)	(2)%
Net interest margin, or net spread	$865.7	$877.9	$(12.2)	(1)%

Liquidity and capital resources

Aircraft leasing is a capital-intensive business and we have significant capital requirements. These requirements include, at times, requirements to make pre-delivery payments, in addition to the requirements to pay the balance of the purchase price for aircraft on delivery. As of March 31, 2016, we had 441 new aircraft on order, including 209 Airbus A320neo family aircraft, 109 Boeing 737MAX aircraft, 46 Boeing 787 aircraft, 50 Embraer E-Jets E2 aircraft, and 27 Airbus A350 aircraft. As a result, we will need to raise additional funds to satisfy these requirements, which we expect to do through a combination of accessing committed debt facilities and securing additional financing, if needed, from capital market transactions or other sources of capital. If other sources of capital are not available to us, we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures.

Our existing sources of liquidity are sufficient to operate our business and cover at least 1.2x of our debt maturities and contracted capital requirements for the next 12 months. Our sources of liquidity include available revolving credit facilities, unrestricted cash, estimated operating cash flows and cash flows from contracted asset sales.

In order to satisfy our contractual purchase obligations, which include both pre-delivery payments and aircraft acquisition costs, we expect to incur capital expenditures of approximately $5 billion per annum, on average, over the next three years based on our current order book. Sources of new debt finance for these capital expenditures would be through access to capital markets, including one or more of the unsecured and secured bond markets, the commercial bank market, export credit and the asset-backed securities market.

In the longer term, we expect to fund the growth of our business, including acquiring aircraft, through internally generated cash flows, the incurrence of new bank debt, the refinancing of existing bank debt and other capital raising initiatives.

Our cash balance as of March 31, 2016 was $3.3 billion, including unrestricted cash of $2.9 billion. As of March 31, 2016, we had approximately $6.2 billion of undrawn lines of credit available under our credit and term loan facilities. Our total liquidity, including undrawn lines of credit, unrestricted cash and contracted asset sales, was $9.1 billion as of March 31, 2016. As of March 31, 2016, the principal amount of our outstanding indebtedness, which excludes fair value adjustments of $0.8 billion and debt issuance costs of $0.2 billion, totaled $29.2 billion and primarily consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

Our debt, including fair value adjustments of $0.8 billion and net of debt issuance costs of $0.2 billion, was $29.8 billion as of March 31, 2016 and our average cost of debt, excluding the effect of mark-to-market movements on our interest rate caps and swaps was 3.67% during the three months ended March 31, 2016. Our debt to equity ratio was 2.8 to 1 as of March 31, 2016. Debt to equity ratio is obtained by dividing adjusted debt by adjusted equity. Adjusted debt means consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to $1.5 billion of subordinated debt. Adjusted equity means total equity, plus the 50% equity credit.

Contractual obligations

Our contractual obligations consist of principal and interest expense payments on debt, excluding deferred debt discount and fair value adjustments, executed purchase agreements to purchase aircraft and rent payments pursuant to our office leases. We intend to fund our contractual obligations through unrestricted cash, lines of credit and other borrowings, estimated operating cash flows and cash flows from contracted asset sales. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.

The following table provides details regarding our contractual obligations and their maturity dates as of March 31, 2016:

	2016 - remaining	2017	2018	2019	2020	Thereafter	Total
	(U.S. dollar amounts in thousands)
Unsecured debt facilities	$1,571,245	$2,700,000	$770,000	$3,099,864	$2,500,000	$4,300,000	$14,941,109
Secured debt facilities	2,083,944	1,109,919	2,426,519	1,763,536	1,705,196	3,625,487	12,714,601
Subordinated debt facilities	—	—	—	—	—	1,564,280	1,564,280
Estimated interest payments (a)	1,039,709	1,149,635	982,007	766,417	603,493	3,046,861	7,588,122
Purchase obligations (b)	3,180,240	5,301,639	6,215,761	4,484,003	3,608,082	3,017,180	25,806,905
Operating leases (c)	7,974	12,605	12,050	9,816	9,891	66,870	119,206
Total	$7,883,112	$10,273,798	$10,406,337	$10,123,636	$8,426,662	$15,620,678	$62,734,223

(a)           Estimated interest payments for floating rate debt are based on rates as of March 31, 2016. Estimated interest payments include the estimated impact of our interest rate swap agreements.

(b)          Includes commitments to purchase 408 aircraft, 33 purchase and leaseback transactions and spare engine commitments.

(c)           Represents contractual payments on our office and facility leases.

Off-balance sheet arrangements

We have interests in variable interest entities, some of which are not consolidated into our Condensed Consolidated Financial Statements. Please refer to Part I. Financial Information—Item 1. Note 20—Variable interest entities for a detailed description of these interests and our other off-balance sheet arrangements.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate risk associated with short- and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, from time to time, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, from time to time, we enter into forward exchange contracts.

The following discussion should be read in conjunction with Part I. Financial Information—Item 1. Note 9—Derivative assets and liabilities, Part I. Financial Information—Item 1. Note 12—Debt and our audited Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 23, 2016, which provides further information on our debt and derivative financial instruments.

Interest rate risk

Interest rate risk is the exposure to changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including government monetary policies, global economic factors and other factors beyond our control.

We enter into leases with rents that are based on fixed and variable interest rates, and we fund our operations primarily with a mixture of fixed and floating rate debt. Interest rate exposure arises to the extent that our floating rate debt is not matched with our interest earning assets. We manage this exposure primarily through the use of interest rate caps, interest rate swaps and interest rate floors using a cash flow-based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.

The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of March 31, 2016. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed rate which we are contracted to pay to our swap counterparty.

	2016 - remaining	2017	2018	2019	2020	Thereafter	Fair value
	(U.S. dollar amounts in millions)
Interest rate caps
Average notional amounts	$2,649.5	$2,721.7	$1,982.3	$1,315.4	$638.0	$114.4	$13.5
Weighted average strike rate	2.1%	2.2%	2.3%	2.2%	2.1%	2.1%

	2016 -remaining	2017	2018	2019	2020	Thereafter	Fair value
	(U.S. dollar amounts in millions)
Interest rate swaps
Average notional amounts	$307.8	$288.0	$266.8	$245.6	$206.5	$—	$(1.9)
Weighted average pay rate	1.2%	1.2%	1.2%	1.2%	1.2%	—%

The variable benchmark interest rates associated with these instruments ranged from one- to three-month U.S. dollar LIBOR.

Our Board of Directors is responsible for reviewing our overall interest rate management policies. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to collateralize in the event of their downgrade by the rating agencies below a certain level.

Foreign currency risk and foreign operations

Our functional currency is U.S. dollars. Foreign exchange risk arises from our and our lessees’ operations in multiple jurisdictions. All of our aircraft purchase agreements are negotiated in U.S. dollars, we currently receive substantially all of our revenue in U.S. dollars and we pay our expenses primarily in U.S. dollars. We currently have a limited number of leases denominated in foreign currencies, maintain part of our cash in foreign currencies, pay taxes in foreign currencies, and incur some of our expenses in foreign currencies, primarily the Euro. A decrease in the U.S. dollar in relation to foreign currencies increases our lease revenue received from foreign currency denominated leases and our expenses paid in foreign currencies. An increase in the U.S. dollar in relation to foreign currencies decreases our lease revenue received from foreign currency denominated leases and our expenses paid in foreign currencies. Because we currently receive most of our revenues in U.S. dollars and pay most of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations or cash flows. We do not have any restrictions or repatriation issues associated with our foreign cash accounts.

Inflation

Inflation generally affects our costs, including selling, general and administrative expenses and other expenses. We do not believe that our financial results have been, or will be in the near future, materially and adversely affected by inflation.

PART II  OTHER INFORMATION

Item 1. Legal Proceedings

Please refer to Part I. Financial Information—Item 1. Note 22—Commitments and contingencies in this report.

Item 1A. Risk Factors

There have been no material changes to the disclosure related to the risk factors as described in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 23, 2016.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

The following table presents repurchases of our ordinary shares made by us during the three months ended March 31, 2016:

	Number of ordinary shares purchased	Average price paid per ordinary share	Total number of ordinary shares purchased as part of our publicly announced program	Maximum dollar value of ordinary shares that may yet be purchased under the program (U.S. dollar amounts in millions) (a)
January 2016	—	$—	—	$—
February 2016	1,593,768	34.15	1,593,768	345.6
March 2016	3,821,112	37.47	3,821,112	202.4
Total	5,414,880	$36.49	5,414,880	$202.4

(a)         In February 2016, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $400 million of AerCap ordinary shares through June 30, 2016.

Item 3. Defaults upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.